UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2026 and Report on Review of Interim Financial Information
2.	2Q26 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 12, 2026
4.	Notice to Shareholders

2

Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2026 and Report on Review of Interim Financial Information

ultra

Ultrapar Participações S.A.

INTERIM FINANCIAL INFORMATION

June 30, 2026

Ipiranga ultragaz ultracargo Hidrovias do Brasil

3

Ultrapar Participações S.A. and Subsidiaries

4

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position as of June 30, 2026 and December 31, 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Assets
Current assets
Cash and cash equivalents	4.1	446,227	42,145	4,644,834	3,175,125
Financial investments	4.2	5,266	6,515	4,605,932	3,851,758
Derivative financial instruments	26.6	‐	‐	301,196	127,254
Trade receivables	5.1	‐	‐	4,167,688	3,703,954
Reseller financing	5.1	‐	‐	578,889	573,093
Inventories	6	‐	‐	5,462,701	4,244,164
Recoverable taxes	7.1	64,051	27,079	2,174,989	2,003,389
Energy trading futures contracts	26.8	‐	‐	320,118	371,241
Dividends receivable		49,971	‐	1,768	923
Other receivables and other assets		96,414	107,552	380,224	294,068
Prepaid expenses		14,213	7,519	172,659	165,392
Contractual assets with customers - exclusivity rights	10	‐	‐	660,924	666,109
Total current assets		676,142	190,810	23,471,922	19,176,470

Financial investments	4.2	972,661	1,411,213	1,436,498	2,381,597
Derivative financial instruments	26.6	‐	‐	606,523	773,063
Trade receivables	5.1	‐	‐	30,822	33,282
Reseller financing	5.1	‐	‐	705,407	800,927
Related parties	8	7,524	7,524	54,842	105,196
Deferred income tax and social contribution	9.1	168,320	164,441	781,767	1,007,291
Recoverable taxes	7.1	10,988	10,988	3,636,985	4,063,908
Energy trading futures contracts	26.8	‐	‐	831,729	724,121
Judicial deposits	18.1	15,218	14,375	505,389	471,609
Indemnification asset - business combination	18.3	‐	‐	92,691	92,524
Other receivables and other assets		3,520	1,743	147,257	185,726
Prepaid expenses		26,939	21,459	88,370	80,643
Contractual assets with customers - exclusivity rights	10	‐	‐	1,452,895	1,518,987
Investments in subsidiaries, joint ventures and associates	11	16,143,569	13,987,459	630,659	521,381
Right-of-use assets	12.1	4,528	5,619	1,897,594	1,928,694
Property, plant and equipment	13	62,122	63,323	12,057,208	12,167,097
Intangible assets	14	273,353	276,157	3,343,566	3,316,478
Total non-current assets		17,688,742	15,964,301	28,300,202	30,172,524
Total assets		18,364,884	16,155,111	51,772,124	49,348,994

5

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position as of June 30, 2026 and December 31, 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Liabilities
Current liabilities
Trade payables	16.1	35,773	27,779	4,987,508	4,643,344
Trade payables - supplier finance arrangements	16.2	‐	‐	1,982,246	3,785
Loans, financing and debentures	15	‐	‐	4,449,365	4,251,131
Derivative financial instruments	26.6	‐	‐	265,552	246,064
Salaries and related charges		37,309	47,379	501,636	576,674
Taxes payable		344	379	210,733	236,928
Energy trading futures contracts	26.8	‐	‐	235,485	303,455
Dividends payable		17,321	21,738	36,876	23,073
Income and social contribution taxes payable		115	6,508	438,317	358,685
Post-employment benefits	17.1	147	‐	27,621	19,067
Provision for contingencies	18.1	31	220	63,862	49,175
Leases payable	12.2	2,248	2,921	317,640	343,725
Financial liabilities of customers		‐	‐	35,831	63,445
Other payables		2,180	1,044	728,246	728,793
Total current liabilities		95,468	107,968	14,280,918	11,847,344

Non-current liabilities
Loans, financing and debentures	15	‐	‐	13,413,639	15,842,130
Derivative financial instruments	26.6	‐	‐	511,562	334,851
Energy trading futures contracts	26.8	‐	‐	443,292	431,418
Related parties	8	2,875	2,875	3,000	2,875
Deferred income tax and social contribution	9.1	‐	‐	688,410	637,897
Post-employment benefits	17.1	1,738	1,776	196,649	196,549
Provision for contingencies	18.1	125,043	131,923	466,574	485,439
Leases payable	12.2	3,172	3,706	1,382,722	1,395,908
Financial liabilities of customers		‐	‐	3,634	10,881
Subscription warrants - indemnification	19	67,222	53,911	67,222	53,911
Provision for loss on investment	11	56,562	130,897	1,200	76,059
Other payables		54,414	55,783	286,919	303,115

Total non-current liabilities		311,026	380,871	17,464,823	19,771,033

Equity
Share capital	20.1	7,987,100	7,987,100	7,987,100	7,987,100
Equity instrument granted	20.2	143,341	144,694	143,341	144,694
Capital reserve	20.4	622,586	617,009	622,586	617,009
Treasury shares	20.3	(798,414)	(822,526)	(798,414)	(822,526)
Revaluation reserve		3,467	3,476	3,467	3,476
Profit reserves		7,662,403	7,662,403	7,662,403	7,662,403
Retained earnings		2,428,374	‐	2,428,374	‐
Accumulated other comprehensive income		142,977	223,355	142,977	223,355
Acquisition of shares from shareholders	27.2	(233,444)	(149,239)	(233,444)	(149,239)
Equity attributable to:
Ultrapar shareholders’ equity		17,958,390	15,666,272	17,958,390	15,666,272
Non-controlling interests	11	‐	‐	2,067,993	2,064,345
Total equity		17,958,390	15,666,272	20,026,383	17,730,617
Total liabilities and equity		18,364,884	16,155,111	51,772,124	49,348,994

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries
Statements of income For the periods ended June 30, 2026 and 2025
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent				Consolidated
	Note	04/01/2026 to 06/30/2026	01/01/2026 to 06/30/2026	04/01/2025 to 06/30/2025	01/01/2025 to 06/30/2025	04/01/2026 to 06/30/2026	01/01/2026 to 06/30/2026	04/01/2025 to 06/30/2025	01/01/2025 to 06/30/2025
Continuing operations
Net revenue from sales and services	21	‐	‐	‐	‐	41,521,247	78,272,817	34,055,043	67,384,305
Cost of products and services sold	22	‐	‐	‐	‐	(36,902,731)	(70,480,363)	(31,907,336)	(63,094,967)

Gross profit		‐	‐	‐	‐	4,618,516	7,792,454	2,147,707	4,289,338

Operating income (expenses)
Selling and marketing	22	‐	‐	‐	‐	(809,133)	(1,473,123)	(648,523)	(1,250,088)
General and administrative	22	(17,500)	(29,448)	(14,993)	(27,628)	(629,720)	(1,285,421)	(539,384)	(1,057,746)
Results from disposal of property, plant and equipment and intangible assets		27	47	(29)	2	(134,212)	(133,715)	15,394	20,701
Other operating income (expenses), net	22	822	20	50,751	50,301	(35,152)	(58,295)	450,056	363,553

Operating result before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income tax and social contribution		(16,651)	(29,381)	35,729	22,675	3,010,299	4,841,900	1,425,250	2,365,758
Share of profit (loss) of subsidiaries, joint ventures and associates	11	1,616,642	2,437,853	1,063,301	1,397,065	(19,137)	(39,450)	41,418	(107,665)
Amortization of fair value adjustments on associates acquisition	11	‐	‐	‐	‐	(402)	(805)	(402)	(805)
Gain on acquisition of control of associate	27.2	‐	‐	‐	‐	‐	‐	91,105	91,105
Total share of profit (loss) of subsidiaries, joint ventures and associates		1,616,642	2,437,853	1,063,301	1,397,065	(19,539)	(40,255)	132,121	(17,365)
Operating income before financial result and income tax and social contribution		1,599,991	2,408,472	1,099,030	1,419,740	2,990,760	4,801,645	1,557,371	2,348,393

Financial income	23	(94,869)	41,432	10,699	27,980	207,287	1,185,902	644,368	1,767,315
Financial expenses	23	9,447	(17,188)	(2,330)	(6,917)	(727,610)	(2,104,688)	(675,781)	(1,978,697)
Financial result, net	23	(85,422)	24,244	8,369	21,063	(520,323)	(918,786)	(31,413)	(211,382)
Income before income tax and social contribution		1,514,569	2,432,716	1,107,399	1,440,803	2,470,437	3,882,859	1,525,958	2,137,011

Income and social contribution taxes
Current	9.2	‐	(12,166)	(950)	(950)	(478,022)	(970,209)	(306,859)	(471,298)
Deferred	9.2	34,286	3,879	(6,952)	(7,510)	(315,177)	(321,254)	(47,177)	(130,607)
		34,286	(8,287)	(7,902)	(8,460)	(793,199)	(1,291,463)	(354,036)	(601,905)

Net income for the period from continuing operations		1,548,855	2,424,429	1,099,497	1,432,343	1,677,238	2,591,396	1,171,922	1,535,106

Discontinued operations
Net income (loss) from discontinued operations		‐	‐	(11,133)	(11,133)	‐	‐	(21,390)	(21,390)
Net income for the period		1,548,855	2,424,429	1,088,364	1,421,210	1,677,238	2,591,396	1,150,532	1,513,716
Income attributable to:
Shareholders of Ultrapar		1,548,855	2,424,429	1,088,364	1,421,210	1,548,855	2,424,429	1,088,364	1,421,210
Non-controlling interests in subsidiaries	11	‐	‐	‐	‐	128,383	166,967	62,168	92,506

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	1.4475	2.2671	1.0103	1.3128	1.4475	2.2671	1.0103	1.3128
Diluted	24	1.4152	2.2167	0.9910	1.2902	1.4152	2.2167	0.9910	1.2902

Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	24	‐	‐	(0.0102)	(0.0102)	‐	‐	(0.0102)	(0.0102)
Diluted	24	‐	‐	(0.0100)	(0.0100)	‐	‐	(0.0100)	(0.0100)

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	1.4475	2.2671	1.0001	1.3026	1.4475	2.2671	1.0001	1.3026
Diluted	24	1.4152	2.2167	0.9810	1.2802	1.4152	2.2167	0.9810	1.2802

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income For the periods ended June 30, 2026 and 2025
(In thousands of Brazilian Reais)

		Parent				Consolidated
	Note	04/01/2026 to 06/30/2026	01/01/2026 to 06/30/2026	04/01/2025 to 06/30/2025	01/01/2025 to 06/30/2025	04/01/2026 to 06/30/2026	01/01/2026 to 06/30/2026	04/01/2025 to 06/30/2025	01/01/2025 to 06/30/2025
Net income for the period, attributable to shareholders of Ultrapar		1,548,855	2,424,429	1,088,364	1,421,210	1,548,855	2,424,429	1,088,364	1,421,210
Net income for the period, attributable to non-controlling interests in subsidiaries		‐	‐	‐	‐	128,383	166,967	62,168	92,506
Net income for the period		1,548,855	2,424,429	1,088,364	1,421,210	1,677,238	2,591,396	1,150,532	1,513,716

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income tax and social contribution	-	(494)	(143)	(40,512)	(33,765)	(814)	(143)	(34,339)	(27,592)
Translation adjustments of subsidiaries and hedge accounting effects, net of income tax and social contribution	-	(7,072)	(80,235)	(33,051)	(29,637)	(15,752)	(139,129)	(59,848)	(56,434)

Items that will not be subsequently reclassified to profit or loss:					‐
Actuarial gains of post-employment benefits, net of income tax and social contribution	-	149	‐	‐	‐	149	‐	‐	‐

Total comprehensive income for the period		1,541,438	2,344,051	1,014,801	1,357,808	1,660,821	2,452,124	1,056,345	1,429,690

Total comprehensive income for the period attributable to shareholders of Ultrapar		1,541,438	2,344,051	1,014,801	1,357,808	1,541,438	2,344,051	1,014,801	1,357,808
Total comprehensive income for the period attributable to non-controlling interests in subsidiaries		‐	‐	‐	‐	119,383	108,073	41,544	71,882

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity For the periods ended June 30, 2026 and 2025
(In thousands of Brazilian Reais, except dividends per share)

												Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Acquisition of shares from shareholders	Retained earnings	Shareholders of Ultrapar	Non-controlling interest in subsidiaries	Total equity
Balance as of December 31, 2025		7,987,100	144,694	617,009	(822,526)	3,476	7,662,403	223,355	(149,239)	‐	15,666,272	2,064,345	17,730,617

Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	2,424,429	2,424,429	166,967	2,591,396
Other comprehensive income		‐	‐	‐	‐	-	‐	(80,378)	‐	-	(80,378)	(58,894)	(139,272)
Total comprehensive income for the period		‐	‐	‐	‐	-	‐	(80,378)	‐	2,424,429	2,344,051	108,073	2,452,124

Equity instrument granted	8.4; 20.2	‐	(1,353)	5,577	38,728	‐	‐	‐	‐	‐	42,952	524	43,476
Purchase of treasury shares		‐	‐	‐	(14,616)	‐	‐	‐	‐	‐	(14,616)	‐	(14,616)
Realization of revaluation reserve		-	-	-	-	(9)	-	-	-	9	‐	-	‐
Capital increase of non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	16,146	16,146
Shareholder transaction	27.2	‐	‐	‐	‐	‐	‐	‐	(84,205)	‐	(84,205)	‐	(84,205)
Variation in change of ownership interest of non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(93,339)	(93,339)
Dividends and interest on equity attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(27,756)	(27,756)
Dividends prescribed		‐	‐	‐	‐	‐	‐	‐	‐	3,936	3,936	‐	3,936
Balance as of June 30, 2026		7,987,100	143,341	622,586	(798,414)	3,467	7,662,403	142,977	(233,444)	2,428,374	17,958,390	2,067,993	20,026,383

9

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity For the periods ended June 30, 2026 and 2025
(In thousands of Brazilian Reais, except dividends per share)

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Acquisition of shares from shareholders	Retained earnings	Shareholders of Ultrapar	Non-controlling interest in subsidiaries	Total equity
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	8,195,221	214,212	‐	‐	15,158,718	664,726	15,823,444

Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	1,421,210	1,421,210	92,506	1,513,716
Other comprehensive income		‐	‐	‐	‐	‐	‐	(63,402)	‐	‐	(63,402)	(20,624)	(84,026)
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	(63,402)	‐	1,421,210	1,357,808	71,882	1,429,690

Issuance of shares related to the subscription warrants - indemnification		‐	‐	1,126	‐	‐	‐	‐	‐	‐	1,126	‐	1,126
Equity instrument granted	8.4; 20.2	‐	6,719	(5,958)	30,403	‐	‐	‐	‐	‐	31,164	(2,672)	28,492
Purchase of treasury shares		‐	‐	‐	(244,334)	‐	‐	‐	‐	‐	(244,334)	‐	(244,334)
Capital increase of non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	12,150	12,150
Non-controlling interest in the equity of acquired subsidiary – Hidrovias		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	1,666,929	1,666,929
Variation in change of ownership interest of non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(42,244)	(42,244)
Realization of capital reserve		‐	‐	4,448	‐	‐	‐	‐	‐	‐	4,448	‐	4,448
Realization of revaluation reserve		‐	‐	‐	‐	(89)	‐	‐	‐	89	‐	‐	‐
Shareholder transaction		‐	‐	‐	‐	‐	‐	‐	(27,079)	(46)	(27,125)	(419)	(27,544)
Dividends and interest on equity attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(48,267)	(48,267)
Additional dividends		‐	‐	‐	‐	‐	(208,121)	‐	‐	‐	(208,121)	‐	(208,121)
Balance as of June 30, 2025		6,621,752	114,972	611,664	(810,331)	3,543	7,987,100	150,810	(27,079)	1,421,253	16,073,684	2,322,085	18,395,769

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method For the periods ended June 30, 2026 and 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2026	06/30/2025	06/30/2026	06/30/2025
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period from continuing operations		2,424,429	1,432,343	2,591,396	1,535,106
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(2,437,853)	(1,397,065)	40,255	108,470
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	295,308	218,580
Amortization of right-of-use assets	12	1,484	1,454	175,538	171,734
Depreciation and amortization	13; 14	6,532	7,819	693,644	526,211
Interest, monetary variations and foreign exchange variations		(26,203)	(23,326)	986,648	223,575
Current and deferred income tax and social contribution	9.2	8,287	8,461	1,291,463	601,905
Gain (loss) on disposal or write-off of assets		(47)	(2)	133,715	(31,390)
Equity instrument granted		23,455	1,656	43,476	6,719
Gain (loss) on the fair value of energy contracts		‐	‐	(114,022)	33,830
Provision for decarbonization - CBIO		‐	‐	111,281	220,453
Revaluation of investment in associates		‐	‐	‐	(91,105)
Provisions (reversal) for tax, civil and labor risks		(7,626)	(50,803)	16,400	(17,429)
Other provisions and adjustments		1	(7,185)	59,139	7,616
		(7,541)	(26,648)	6,324,241	3,514,275
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	(446,376)	(60,958)
Inventories	6	‐	‐	(1,220,450)	43,494
Recoverable taxes		5,074	8,249	333,855	(186,591)
Dividends received from subsidiaries, associates and joint ventures		150,000	1,064,184	1,919	2,177
Other assets		(3,878)	(25,993)	(83,947)	(43,382)

Increase (decrease) in liabilities
Trade payables	16	7,994	11,664	2,319,019	(1,517,726)
Salaries and related charges		(10,070)	(12,652)	(75,013)	(88,846)
Taxes payable		(35)	(637)	(25,057)	(2,190)
Income and social contribution taxes payable		(8,848)	3,693	(665,586)	(459,809)
Other liabilities		15,776	36,927	30,342	168,341

Acquisition of CBIO and carbon credits	14	‐	‐	(136,378)	(245,017)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(210,502)	(151,409)
Payment of contingencies		(2,259)	‐	(29,644)	(10,227)
Income and social contribution taxes paid		(9,712)	‐	(224,988)	(41,210)

Net cash provided by continuing operating activities		136,501	1,058,787	5,891,435	920,922
Net cash provided by discontinued operating activities		‐	‐	‐	20,631
Net cash provided by operating activities		136,501	1,058,787	5,891,435	941,553

CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	4.2	426,255	32,646	159,245	1,297,518
Acquisition of property, plant and equipment and intangible assets	13; 14	(2,526)	(2,503)	(779,986)	(860,581)
Capital increase and decrease in subsidiaries, associates and joint ventures	11	(138,267)	(357,090)	(154,791)	‐
Cash provided by sale of investments and other assets		‐	‐	30,426	74,131
Acquisition of investments and other assets		-	‐	(330,122)	(448,298)
Divestments		‐	‐	(36,086)	‐
Related parties		‐	‐	30,976	‐
Cash acquired in business combination		‐	‐	‐	1,155,510

Net cash provided (consumed) by continuing investing activities		285,462	(326,947)	(1,080,338)	1,218,280
Net cash consumed by discontinued investing activities		‐	‐	‐	(7,591)
Net cash provided (consumed) by investing activities		285,462	(326,947)	(1,080,338)	1,210,689

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures
Proceeds	15	‐	‐	1,307,983	4,685,905
Repayments	15	‐	‐	(2,638,702)	(3,981,234)
Interest and derivatives (paid) or received		‐	‐	(1,623,273)	(977,293)
Payments of lease
Principal and interest paid	12.2	(1,843)	(1,817)	(265,610)	(202,617)
Dividends paid		(1,422)	(487,360)	(10,020)	(497,696)
Payments of financial liabilities of customers		‐	‐	(39,386)	(68,510)
Capital increase made by non-controlling shareholders and redemption of shares		‐	‐	13,000	18,700
Related parties		‐	(292)	‐	(4,952)
Repurchase of treasury shares		(14,616)	(244,334)	(14,616)	(244,334)

Net cash consumed by continuing financing activities		(17,881)	(733,803)	(3,270,624)	(1,272,031)
Net cash consumed by discontinued financing activities		‐	‐	‐	(12,833)
Net cash consumed by financing activities		(17,881)	(733,803)	(3,270,624)	(1,284,864)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(70,764)	(41,346)

Increase (decrease) in cash and cash equivalents - continuing operations		404,082	(1,963)	1,469,709	825,825
Increase (decrease) in cash and cash equivalents - discontinued operations		‐	‐	‐	207
Cash and cash equivalents at the beginning of the period - continuing operations	4.1	42,145	4,186	3,175,125	2,071,593
Cash and cash equivalents at the beginning of the period - discontinued operations		‐	‐	‐	11,313
Cash and cash equivalents at the end of the period - continuing operations	4.1	446,227	2,223	4,644,834	2,897,418
Cash and cash equivalents at the end of the period - discontinued operations		‐	‐	‐	11,520

Non-cash transactions:
Addition on right-of-use assets and leases payable	12	‐	‐	164,812	156,287
Addition on contractual assets with customers - exclusivity rights	10	‐	‐	13,529	23,739
Reclassification between financial assets and investment in associates		‐	‐	‐	7,397
Capital increase in associates with loan		‐	‐	27,514	‐
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	3,138	‐

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of value added For the periods ended June 30, 2026 and 2025
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Revenues
Gross revenue from sales and services, except rents and royalties	21	‐	‐	80,928,076	69,859,366
Rebates, discounts and returns	21	‐	‐	(667,077)	(483,469)
Allowance for expected credit losses	5	‐	‐	(52,437)	(22,664)
Amortization of contractual assets with customers - exclusivity rights	10; 21	‐	‐	(295,308)	(218,580)
Gain (loss) on disposal of assets and other operating income (expenses), net		67	50,303	(192,010)	384,254
		67	50,303	79,721,244	69,518,907

Materials purchased from third parties
Cost of products and services sold		‐	‐	(70,210,749)	(63,170,560)
Materials, energy, third-party services and others		112,692	120,451	(1,145,626)	(945,130)
Provision for assets losses		‐	‐	(1,604)	‐
		112,692	120,451	(71,357,979)	(64,115,690)

Gross value added		112,759	170,754	8,363,265	5,403,217

Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(8,016)	(9,273)	(869,182)	(697,945)
		(8,016)	(9,273)	(869,182)	(697,945)

Net value added produced by the Company		104,743	161,481	7,494,083	4,705,272

Value added received in transfer
Total share of profit (loss) of subsidiaries, joint ventures and associates		2,437,853	1,397,065	(40,255)	(17,365)
Rents and royalties	21	‐	‐	66,373	159,123
Financial income	23	41,432	27,980	1,185,902	1,767,315
		2,479,285	1,425,045	1,212,020	1,909,073

Value added from continuing operations available for distribution		2,584,028	1,586,526	8,706,103	6,614,345

Value added from discontinued operations available for distribution		‐	(11,133)	‐	(21,390)

Total value added available for distribution		2,584,028	1,575,393	8,706,103	6,592,955

Distribution of value added
Personnel and related charges
Salaries and wages		102,968	100,514	984,028	833,868
Benefits		16,403	15,342	267,856	243,556
Government Severance Indemnity Fund for Employees (FGTS)		2,741	4,536	56,477	51,852
Others		5,116	4,490	84,263	52,515
		127,228	124,882	1,392,624	1,181,791

Taxes, fees and contributions
Federal		12,645	19,551	2,149,440	1,568,203
State		‐	‐	303,634	242,592
Municipal		785	222	129,421	97,529
		13,430	19,773	2,582,495	1,908,324

Financial expenses and rents
Interest, foreign exchange variations and financial instruments		875	1,898	2,017,678	1,826,416
Rents		2,299	2,304	81,450	69,328
Others		15,767	5,326	40,460	93,380
		18,941	9,528	2,139,588	1,989,124

Remuneration of own capital
Interest on capital and dividends		‐	‐	27,756	48,267
Retained earnings		2,424,429	1,432,343	2,563,640	1,486,839
		2,424,429	1,432,343	2,591,396	1,535,106

Value added distributed from continuing operations		2,584,028	1,586,526	8,706,103	6,614,345

Value added distributed from discontinued operations		‐	(11,133)	‐	(21,390)

Value added distributed		2,584,028	1,575,393	8,706,103	6,592,955

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas distribution and other energies (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”), storage services for liquid bulk (“Ultracargo”) and logistics and waterway and multimodal infrastructure (“Hidrovias”). The information on segments is disclosed in Note 25.

This interim financial information was authorized for issuance by the Board of Directors on August 12, 2026.

1.1. Principles of consolidation and interest in subsidiaries

1.1.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenue transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

13

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

1.1.2 Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			Interest % rounded
			06/30/2026		12/31/2025
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultra Mobilidade S.A	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	55	-	55
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Ipiranga	-	100	-	100
Neodiesel Ltda.	Brazil	Ipiranga	-	100	-	100
Serra Diesel Transportador Revendedor Retalhista Ltda.	Brazil	Ipiranga	-	60	-	60
Neoagro Diesel S.A.	Brazil	Ipiranga	-	60	-	60
Mi TRR Transportadora Retalhista e Revendedora de Combustíveis S.A.	Brazil	Ipiranga	-	51	-	51
Petrovila Combustíveis S.A.	Brazil	Ipiranga	-	60	-	60
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC.	United States	Ipiranga	-	100	-	100
Ipiranga Trading Middle East DMCC	Dubai	Ipiranga	-	100	-	100
Ipiranga Trading Europe S.A.	Switzerland	Ipiranga	-	100	-	100
Abastece Aí Participações S.A.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	99	-	99	-
Ultragaz Energia Ltda. and subsidiaries (2)	Brazil	Ultragaz	-	-	-	100
Usina Solar Ultragaz Energia Ba Spe Ltda (3)	Brazil	Ultragaz	-	100	-	100
Usina Solar Ultragaz Energia Ba 2 Spe Ltda (3)	Brazil	Ultragaz	-	100	-	100
Usina Solar Ultragaz Energia Pe Spe Ltda (3)	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda.(1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100
Ultragaz Comercializadora de Energia Ltda.	Brazil	Ultragaz	-	52	-	52
Ultragaz Energia e Corretagem de Seguros Ltda.	Brazil	Ultragaz	-	100	-	100
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultra Logística Ltda.	Brazil	Hidrovias	100	-	100	-
Hidrovias do Brasil S.A.	Brazil	Hidrovias	-	63	-	59
Hidrovias do Brasil – Vila do Conde S.A.	Brazil	Hidrovias	-	100	-	100
Hidrovias do Brasil – Administração Portuária de Santos S.A.	Brazil	Hidrovias	-	100	-	100
Hidrovias Navegación Fluvial S.A.	Paraguay	Hidrovias	-	100	-	100
Hidrovias South America BV	Netherlands	Hidrovias	-	100	-	100
Hidrovias International Finance S.à.r.l.	Luxembourg	Hidrovias	-	100	-	100
Hidrovias del Sur S.A.	Uruguay	Hidrovias	-	100	-	100
Baloto S.A.	Uruguay	Hidrovias	-	100	-	100
Girocantex S.A.	Uruguay	Hidrovias	-	100	-	100
Hidrovias del Paraguay S.A.	Paraguay	Hidrovias	-	100	-	100
Pricolpar S.A.	Paraguay	Hidrovias	-	100	-	100
Cikelsol S.A.	Uruguay	Hidrovias	-	100	-	100
Resflir S.A.	Uruguay	Hidrovias	-	100	-	100
Ultracargo Logística S.A.	Brazil	Ultracargo	99	-	99	-
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-

14

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

(1)	Non-operating company in closing phase.
(2)

On June 1, 2026, the Company completed the disposal the entire equity interest in Ultragaz Energia Ltda. and in Ultragaz Intermediação de Geração  Distribuída de Energia Ltda. (“Stella”), resulting in the loss of control and discontinuance of consolidation of these companies as of that date.

(3)	Since May 1, 2026, these companies are directly controlled by Ultragaz S.A., due to the corporate reorganization carried out in the context of the disposal of the distributed generation businesses. However, the completion of the disposal is subject to the fulfillment of customary conditions precedent for this type of transaction. As a result, the related assets maintain the effects of impairment already recognized by the Company.

1.2. Main events that occurred in the period

1.2.1 Acquisition of interest in Virtu GNL

In January 2026, the Company completed the acquisition of a 43.75% (37.5% of the common shares and 50% of the preferred shares) interest in Virtu GNL Participações S.A. (“Virtu”), for the amount of R$ 104 million. Virtu operates in two business segments: (i) logistics of liquefied natural gas (LNG) for own use, and (ii) provision of LNG-powered logistics services.

With the completion of the transaction, the Company began to share control of the investee and to be classified as a joint controlling shareholder of the investee, accounted for using the equity method, in accordance with the applicable accounting policy.

Under these conditions, the investment was initially recognized at fair value on the acquisition date and subsequently adjusted for the Company's share of the investee's profit (loss) and other comprehensive income, when applicable.

1.2.2 Share buyback program

On June 17, 2026, the Board of Directors approved the Buyback Program of Ultrapar’s Shares (“Program”).

The Program is limited to the acquisition of a maximum of 18,000,000 common shares and will last for up to 12 (twelve) months, starting from June 18, 2026.  For further information, see Note 20.3.

15

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

2. Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("interim financial information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”). This quarterly information should be read in conjunction with the individual and consolidated financial statements for the year ended December 31, 2025.

The interim financial information was prepared and is presented:

a.	using consistent accounting policies and practices for Ultrapar and in its subsidiaries in all the years presented in these financial statements.
b.

in thousands of Brazilian Reais (“R$”), which is the Company’s functional currency, unless otherwise stated. The functional currency of Hidrovias’ subsidiaries in Uruguay, Paraguay, the Netherlands and Luxembourg is the U.S. dollar. The effects of translating the functional currency of foreign subsidiaries to Real are accounted for in equity as “Other comprehensive income”.

The financial information of foreign subsidiaries (Paraguay, Uruguay, Luxembourg and the Netherlands) is presented in Reais, translating the functional currency to the presentation currency, according to the following procedures:

• Assets and liabilities were translated using the closing rate at the reporting date;
• Equity was translated at historical cost; and
• Income and expenses were translated using the average monthly rate.

c.	considering all relevant proprietary information, which has been disclosed and corresponds to that used by the Company’s and its subsidiaries’ Management.
d.

according to Management’s judgments, estimates, and assumptions in the application of accounting policies that affect the reported amounts of income, expenses, assets, and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

e.	based on the historical cost, except for the following material items recognized in the statements of financial position:

(i)	Financial investments measured at fair value;
(ii)	derivative and non-derivative financial instruments measured at fair value;
(iii)	loans and financing measured at fair value;
(iv)	future energy contracts measured at fair value;
(v)	share-based payments and employee benefits measured at fair value; and
(vi)	deemed cost of property, plant and equipment.

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

3. New accounting policies and changes in accounting policies

The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) and the Brazilian Accounting Pronouncements Committee (“CPC”).

3.1. New accounting policies and changes in accounting policies

3.1.1 Current accounting policies

The following amendments to standards and guidance issued by the IASB and CPC effective on or after January 1, 2026 were evaluated and do not change the accounting practice adopted by the Company:

•   IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments Disclosures

3.1.2 Accounting policies applicable to future events

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the International Accounting Standards Board - IASB were not adopted since they are not effective or are not applicable to the Company’s context in the period ended June 30, 2026. The Company and its subsidiaries plan to adopt these new standards, amendments, and interpretations, subject to their applicability.

•    IFRS 18/ CPC 51 – Presentation and Disclosure in Financial Statements

•    IFRS 19 – Subsidiaries without Public Accountability

•    Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency

4. Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreements, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit  of financial institutions and financial investments composed of a fixed-income component indexed to the DI rate and a variable component represented by financial instruments whose characteristics meet the criteria for compensation set forth in CPC 39 / IAS 32, resulting in the presentation of a net financial asset, and; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

4.1. Cash and cash equivalents

	Parent		Consolidated
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Cash and banks
In local currency	3,611	289	549,290	432,604
In foreign currency	‐	‐	332,690	409,691
Financial investments considered cash equivalents
Securities and funds
In local currency	442,616	41,856	3,320,288	1,622,908
In foreign currency	‐	‐	442,566	709,922
Total cash and cash equivalents	446,227	42,145	4,644,834	3,175,125

4.2. Financial investments

	Parent		Consolidated
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Financial investments
Securities and funds
In local currency (a)	977,927	1,417,728	2,965,593	3,311,585
In foreign currency (b)	‐	‐	3,076,837	2,921,770
Total financial investments	977,927	1,417,728	6,042,430	6,233,355
Current	5,266	6,515	4,605,932	3,851,758
Non-current	972,661	1,411,213	1,436,498	2,381,597

a)	As of June 30, 2026, the Parent Company's balance refers to: (i) commercial notes in the amount of R$ 305,266 (R$ 306,009 as of December 31, 2025); and (ii) financial instruments subject to offsetting arrangements with the same counterparty, presented net of the financial liability measured at fair value in the amount of (R$ 29,138) ((R$ 93,500) as of December 31, 2025). On a consolidated basis, the balance comprises: (i) financial bills and floating-rate government securities in the amount of R$ 2,115,795 (R$ 1,433,475 as of December 31, 2025); and (ii) the remaining balance substantially corresponding to financial instruments subject to offsetting arrangements with the same counterparty, net of the financial liability measured at fair value in the amount of (R$ 29,138) ((R$ 174,643) as of December 31, 2025).
b)	Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

5. Trade receivables and reseller financing (Consolidated)

5.1. Trade receivables and reseller financing

Trade receivables	06/30/2026	12/31/2025
Domestic customers	4,368,116	3,946,459
Domestic customers - related parties (see Note 8.2)	8,229	6,449
Foreign customers	202,278	133,961
Foreign customers - related parties (see Note 8.2)	2,668	2,839
	4,581,291	4,089,708

(-) Allowance for expected credit losses	(382,781)	(352,472)
Total - trade receivables	4,198,510	3,737,236

Current	4,167,688	3,703,954
Non-current	30,822	33,282

Reseller financing	06/30/2026	12/31/2025
Reseller financing	1,440,777	1,508,373
(-) Allowance for expected credit losses	(156,481)	(134,353)
Total – reseller financing	1,284,296	1,374,020
Current	578,889	573,093
Non-current	705,407	800,927

5.2. Allowance for expected credit losses – trade receivables and reseller financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total
Balance as of December 31, 2025	352,472	134,353	486,825
Additions	179,806	35,908	215,714
Reversals	(145,831)	(12,443)	(158,274)
Write-offs	(3,666)	(1,337)	(5,003)
Balance as of June 30, 2026	382,781	156,481	539,262

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	06/30/2026			12/31/2025
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.54%	4,798,864	25,952	0.51%	4,492,797	23,081
Less than 30 days	4.53%	134,227	6,078	1.57%	132,614	2,082
31-60 days	11.26%	71,346	8,033	8.06%	33,539	2,702
61-90 days	10.08%	35,034	3,533	13.17%	25,671	3,380
91-180 days	23.06%	114,929	26,508	21.73%	71,225	15,480
More than 180 days	54.07%	867,668	469,158	52.25%	842,235	440,100
		6,022,068	539,262		5,598,081	486,825

6. Inventories (Consolidated)

	06/30/2026	12/31/2025
Fuels, lubricants and greases	4,349,016	3,395,951
Raw materials	403,877	313,445
Purchase for future delivery (1)	248,018	102,985
Consumable materials and other items for resale	310,300	292,054
Liquefied petroleum gas - LPG	132,517	120,537
Properties for resale	18,973	19,192
	5,462,701	4,244,164

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for inventory losses are as follows:

06/30/2026
Opening balance	12,401
Addition to provision for obsolescence and other losses	2,595
Reversal of provision for adjustment to realizable value	(991)
Closing balance	14,005

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

7. Recoverable taxes (Consolidated)

7.1. Recoverable taxes

Recoverable taxes are substantially represented by credit balances of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”), Social Integration Program (“PIS”), Income Tax (IR), and Social Contribution on Net Income (CSLL).

	06/30/2026	12/31/2025
ICMS (7.1.1)	1,516,244	1,394,916
PIS and COFINS (7.1.2)	3,403,019	3,863,682
IRPJ and CSLL (7.1.3)	732,409	664,056
Others	160,302	144,643
Total	5,811,974	6,067,297
Current	2,174,989	2,003,389
Non-current	3,636,985	4,063,908

7.1.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits are recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petrobras); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

The amounts of recoverable ICMS are realized through the Company’s own operations subject to taxes, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

7.1.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision (Theme 69) regarding the exclusion of ICMS from the PIS and COFINS calculation basis. The Company, through its subsidiaries, has credits in the amount of R$ 2,067,508 (R$ 2,039,260 as of December 31, 2025).

Supplementary Law 192 - On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain up to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

The Company, through its subsidiaries, has credits in the amount of R$ 459,453 (R$ 814,319 as of December 31, 2025) from the LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company has the ability to use these credits. The estimated realization is updated annually considering the estimated future results.

7.1.3. Recoverable income tax and social contribution

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. Management estimates the realization of these credits within up to 5 years.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

8. Related parties

8.1. Parent

	Assets		Liabilities
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875

Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	48,883	55,930	302	408
Cia Ultragaz S.A.	27,780	30,399	455	‐
Ultracargo Logística S.A.	311,718	315,348	123	240
Eaí Clube Automobilista S.A.	‐	912	‐	87
Hidrovias do Brasil S.A.	6,320	5,118	894	388
am/pm Comestíveis Ltda.	2,588	3,901	138	421
Iconic Lubrificantes S.A.	‐	‐	19	‐
Imaven Imóveis Ltda.	‐	‐	370	‐
Others	2,166	1,822	351	‐
Total	399,455	413,430	5,527	4,419

Other receivables/payables	86,665	97,914	2,053	1,433
Trade payables	‐	‐	599	111
Related parties	7,524	7,524	2,875	2,875
Financial investments (1)	305,266	307,992	‐	‐

(1)	Refers to funds invested in subsidiary Ultracargo Logística S.A., remunerated at a rate of 106% of the CDI. The investment provides for the amortization of interest on a semiannual basis, with full repayment of the principal at maturity on October 25, 2027.

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

8.2. Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result - Sales/(Purchases)
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	06/30/2025
Transactions with subsidiaries and joint ventures

Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	‐	2	178	11,156	(12,133)	(344,353)
Latitude Logística Portuária S.A.	4,845	4,620	81	49	‐	‐
Navegantes Logística Portuária S.A.	38,803	90,850	‐	‐	‐	‐
Nordeste Logistica II S.A.	9,438	8,686	25	44	‐	‐
Others	2,423	4,281	2,898	3,924	208	175

Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	7,561	2,847	26,698	34,460	(70,446)	(114,421)
Chevron Products Company (1)	‐	‐	206,459	188,578	(284,307)	(306,089)
Others	2,669	3,218	137	1,726	675	2,571

Total	65,739	114,504	236,476	239,937	(366,003)	(762,117)

Trade receivables (Note 5)	10,897	9,288	‐	‐	‐	‐
Other receivables	‐	20	‐	‐	‐	‐
Trade payables (Note 16)	‐	‐	233,476	237,062	‐	‐
Related parties	54,842	105,196	3,000	2,875	‐	‐
Sales and services provided	‐	‐	‐	‐	12,563	21,667
Purchases	‐	‐	‐	‐	(378,566)	(783,784)

(1)	Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

8.3. Key executives

The Ultrapar’s compensation policy and practices are designed to align short and long-term goals with shareholders’ interests and with the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth goals in financial results and priority matters for the Company.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	06/30/2026	06/30/2025
Short-term compensation	23,758	23,960
Stock compensation	41,228	36,806
Post-employment benefit	897	2,155
Total	65,883	62,921

8.4. Stock plan (Consolidated)

The financial statements for the year ended December 31, 2025 (Note 8) disclose the features and measurement criteria of each plan (2017 Plan and 2023 Plan) offered by the Company, which remained unchanged during the six-month period ended June 30, 2026. In the interim financial information for the period ended June 30, 2026 of subsidiary Hidrovias, Note 7.4 discloses the features and measurement criteria of the 1st long-term share-based incentive plan (“2025 Plan”), approved by Hidrovias’ Board of Directors on June 23, 2025, with the first grant awarded on July 1, 2025.

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan (Ultrapar), and the 2025 Plan (Hidrovias):

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Company	Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Ultrapar	Restricted	September 16, 2020	140,000	2026	23.03	5,464	(5,236)	228
Ultrapar	Restricted	September 22, 2021	920,000	2027	14.17	22,189	(17,566)	4,623
Ultrapar	Restricted	September 21, 2022	2,540,000	2032	12.98	61,501	(23,063)	38,438
Ultrapar	Restricted	December 7, 2022	1,500,000	2032	13.47	37,707	(12,883)	24,824
Ultrapar	Restricted	April 20, 2023	6,277	2026	14.50	170	(170)	‐
Ultrapar	Performance	April 20, 2023	6,277	2026	14.50	256	(256)	‐
Ultrapar	Restricted	September 20, 2023	3,700,000	2033	18.75	129,276	(35,551)	93,725
Ultrapar	Restricted	April 17, 2024	3,393,180	2027 to 2029	26.94	172,497	(87,721)	84,776
Ultrapar	Restricted	June 19, 2024	60,683	2027	21.47	2,431	(1,621)	810
Ultrapar	Restricted	October 1, 2024	1,295,000	2034	23.10	55,741	(8,826)	46,915
Ultrapar	Restricted	April 3, 2025	4,513,002	2027 to 2030	17.78	149,813	(46,826)	102,987
Ultrapar	Restricted	November 13, 2025	750,000	2035	22.84	32,430	(1,892)	30,538
Ultrapar	Restricted	March 27, 2026	1,064,639	2035	27.90	50,292	(838)	49,454
Ultrapar	Restricted	April 24, 2026	1,831,492	2029	27.54	99,255	(5,514)	93,741
Ultrapar	Restricted	June 22, 2026	148,207	2028	27.74	6,963	‐	6,963
			21,868,757			825,985	(247,963)	578,022

Hidrovias	Restricted	July 1, 2025	747,438	2028	3.55	2,841	(1,021)	1,820
Hidrovias	Restricted	April 13, 2026	754,262	2028	4.06	4,189	(394)	3,795
Hidrovias	Restricted	May 4, 2026	2,785,123	2029 to 2030	3.34	12,726	(628)	12,098
			4,286,823			19,756	(2,043)	17,713

	06/30/2026
	Ultrapar	Hidrovias
Number of shares as of December 31, 2025	21,352,545	1,244,523
Shares granted during the period	3,044,338	3,539,385
Cancellation of granted shares due to termination of executive employment	(61,768)	(497,085)
Shares transferred (vesting)	(2,466,358)	-
Number of shares as of June 30, 2026	21,868,757	4,286,823

The Company does not have shares that were not transferred after the period for transfer of the ownership of the shares. For the six-month period ended June 30, 2026, an expense in the amount of R$ 65,318 was recognized in relation to the Plans (R$ 53,599 for the period ended June 30, 2025).

For all Ultrapar’s plans, settlements are made only with the delivery of treasury shares.

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

9. Income tax and social contribution

9.1. Deferred income tax and social contribution

	Parent		Consolidated
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Assets - Deferred income tax and social contribution on:
Provision for losses with assets	‐	‐	57,136	43,763
Provisions for tax, civil and labor risks	42,525	44,928	148,283	149,635
Provision for post-employment benefits	641	604	76,640	73,698
Provision for differences between cash accrual basis (i)	11,024	32,910	37,568	89,166
Goodwill on investments	‐	‐	23,832	32,747
Provision for asset retirement obligation	‐	‐	13,185	12,593
Operating provisions	7,963	4,841	66,494	61,311
Provision for profit sharing and bonus	6,867	9,002	59,052	97,240
Leases payable	1,843	2,253	549,565	583,232
Acquisition of shares from shareholders	‐	‐	125,506	82,128
Other temporary differences	40,454	36,358	164,273	194,698
Tax losses and negative basis for social contribution carryforwards	64,148	43,188	425,713	529,868
Total	175,465	174,084	1,747,247	1,950,079
Offsetting liability balance	(7,145)	(9,643)	(965,480)	(942,788)
Net balances presented in assets	168,320	164,441	781,767	1,007,291

Liabilities - Deferred income tax and social contribution on:
Leases payable	1,520	1,891	447,185	484,879
Provision for differences between cash and accrual basis (i)	‐	‐	410,174	268,466
Goodwill on investments	‐	‐	28,838	28,480
Business combination - fair value of assets	‐	‐	549,608	573,793
Provision for indemnification	‐	‐	88,328	88,854
Other temporary differences	5,625	7,752	129,757	136,213
Total	7,145	9,643	1,653,890	1,580,685
Offsetting asset balance	(7,145)	(9,643)	(965,480)	(942,788)
Net balances presented in liabilities	‐	‐	688,410	637,897

(i)	In the consolidated refers mainly to the income tax and social contribution on foreign exchange variation of the derivative instruments.

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2025	164,441	369,394
Deferred IRPJ and CSLL recognized in profit (loss) for the period	3,879	(321,254)
Deferred IRPJ and CSLL recognized in equity	‐	44,014
Others (1)	‐	1,203
Balance as of June 30, 2026	168,320	93,357

(1)	Refers to deferred IRPJ and CSLL recorded in assets and liabilities of Ultragaz Energia Ltda.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

9.2. Reconciliation of income tax and social contribution on profit or loss

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Income before taxes	2,432,716	1,440,803	3,882,859	2,137,011
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(827,123)	(489,873)	(1,320,172)	(726,584)
Adjustment to the statutory income tax and social contribution:
Nondeductible expenses	(1,958)	(1,447)	(16,483)	(12,065)
Nontaxable revenues (i)	678	275	32,072	140,038
Adjustment to estimated income	‐	‐	3,097	4,514
Unrecorded deferred income and social contribution tax loss carryforwards	‐	‐	(82,508)	(83,564)
Share of profit (loss) of subsidiaries, joint ventures and associates	828,870	475,002	(13,687)	(5,904)
Interest on equity	‐	‐	5,535	8,975
Difference of rate in the measurement of taxes (ii)	‐	‐	51,801	38,558
Other adjustments	(8,754)	7,583	(22,213)	(1,793)
Income and social contribution taxes before tax incentives	(8,287)	(8,460)	(1,362,558)	(637,825)
Tax incentives – SUDENE (iii)	‐	‐	71,095	35,920
Income and social contribution taxes in the statement of income	(8,287)	(8,460)	(1,291,463)	(601,905)
Current	(12,166)	(950)	(970,209)	(471,298)
Deferred	3,879	(7,510)	(321,254)	(130,607)
Effective IRPJ and CSLL rates - %	0.3	0.6	33.3	28.2

(i)	Consist of gains and income not taxable under the applicable tax legislation and amounts related to non-taxation of the income tax and social contribution on the monetary variation (SELIC).
(ii)	Refers to differences in applicable tax rates in the countries where the Company’s subsidiaries operate.
(iii)	Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

9.3. Tax losses and negative basis for social contribution carryforwards

As of June 30, 2026, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax period, and do not expire.

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2026	12/31/2025
Oil Trading	66,276	68,920
Ultrapar	64,148	43,188
Ipiranga	159,250	300,409
Ultracargo Soluções Logística	46,817	42,808
Hidrovias do Brasil S.A.	29,149	29,149
Hidrovias do Brasil – Vila do Conde	30,116	16,970
Others	29,957	28,424
	425,713	529,868

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2026	12/31/2025
Neogás	47,394	45,143
Integra Frotas	36,048	33,730
Stella (1)	‐	33,073
Millennium	14,910	14,440
Abastece aí	156,618	156,570
Hidrovias do Brasil S.A.	200,154	139,914
Hidrovias do Brasil – Administração Portuária de Santos	45,548	40,005
Others	6,743	9,897
	507,415	472,772

(1)	On June 1, 2026, the Company completed the disposal of its entire equity interest in Stella. For further information, see Note 1.1.2.

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

Changes are shown below:

06/30/2026
Opening balance	2,185,096
Additions	224,031
Amortization	(295,308)
Closing balance	2,113,819

Current	660,924
Non-current	1,452,895

11. Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				06/30/2026	12/31/2025	06/30/2026	06/30/2025
Subsidiaries
Ultra Logística Ltda.	2,252,694	20,268	100.00	2,252,694	2,166,745	20,268	18,289
Ultrapar International S.A.	(56,562)	1,533	100.00	(56,562)	(58,094)	1,533	9,221
Ultracargo Logística Ltda	1,286,899	57,479	99.92	1,285,857	1,224,232	57,433	113,716
Companhia Ultragaz S.A.	1,245,098	311,547	99.99	1,244,915	1,130,862	311,501	287,385
UVC Investimentos Ltda.	153,564	(11,802)	100.00	153,564	90,366	(11,802)	(4,922)
Imaven Imóveis Ltda.	107,054	(305)	100.00	107,054	89,645	(305)	1,702
Ultra Mobilidade S.A. (*)	11,040,567	2,090,564	100.00	11,040,567	9,276,372	2,090,564	992,047
EAI Clube Automobilista S.A.	5,127	(111)	100.00	5,127	5,238	(111)	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A.	8,139	140	50.00	4,069	3,999	70	7
Refinaria de Petróleo Riograndense S.A.	150,044	(94,446)	33.14	49,722	(72,803)	(31,298)	(20,380)

Total (A)				16,087,007	13,856,562	2,437,853	1,397,065
Total provision for loss on investment (B)				(56,562)	(130,897)
Total investments (A-B)				16,143,569	13,987,459

(*)	Amounts adjusted for unrealized profits in equity and income for the period.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

				Consolidated
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				06/30/2026	12/31/2025	06/30/2026	06/30/2025
Joint ventures
União Vopak – Armazéns Gerais Ltda.	(1,397)	(548)	50.00	(698)	(425)	(274)	(399)
Refinaria de Petróleo Riograndense S.A.	150,044	(94,446)	33.14	49,722	(72,803)	(31,298)	(20,339)
Latitude Logística Portuária S.A.	4,545	(3,079)	50.00	2,272	3,813	(1,540)	(2,319)
Navegantes Logística Portuária S.A.	52,843	(22,556)	33.33	17,614	(2,381)	(7,519)	(4,780)
Nordeste Logística I S.A.	11,699	2,761	33.33	3,900	3,151	920	643
Nordeste Logística II S.A.	51,909	(1,616)	33.33	17,303	17,842	(539)	(67)
Nordeste Logística III S.A.	54,638	598	33.33	18,213	18,184	199	(38)
Química da Bahia Indústria e Comércio S.A.	8,139	140	50.00	4,069	3,999	70	7
Terminal de Combustíveis Paulínia S.A. ("Opla")	168,818	724	50.00	84,409	84,047	362	2,756
Limday S.A.	34,812	9,698	44.55	15,509	13,662	4,320	1,007
Obrinel S.A.	210,368	16,377	49.00	103,080	100,847	8,025	11,495
Baden S.A.	17,977	(689)	50.00	8,989	9,912	(345)	(192)
Other investments	‐	‐	‐	466	436	‐	‐
Associates
Hidrovias do Brasil S.A.	‐	‐	44.51	‐	‐	‐	(96,520)
Transportadora Sulbrasileira de Gás S.A.	13,083	1,453	25.00	3,271	3,640	363	1,066
Metalúrgica Plus S.A.	(1,507)	(157)	33.33	(502)	(450)	(52)	(50)
Plenogás Distribuidora de Gás S.A.	1,862	129	33.33	621	452	43	65
Virtu GNL Participações S.A.	105,564	(27,852)	43.75	46,184	‐	(12,185)	‐
Other investments	‐	‐	‐	29	37	‐	‐

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	117,306	‐	‐
Limday S.A.	‐	‐	‐	6,952	7,390	‐	‐
Virtu GNL Participações S.A.	‐	‐	‐	45,785	‐	‐	‐

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	36,419	37,225	(805)	(805)
Concession Agreement - Baloto	‐	‐	‐	3,960	4,163	‐	‐

Advances for investments
Advances for investments - Pão de Açúcar Group stations (i)	‐	‐	‐	44,586	59,403	‐	‐
Advances for investments - Virtu GNL (ii)	‐	‐	‐	‐	30,000	‐	‐
Advances for investments - Blustone	‐	‐	‐	‐	5,872	‐	‐

Total (A)				629,459	445,322	(40,255)	(108,470)
Total provision for loss on investment (B)				(1,200)	(76,059)
Total investments (A-B)				630,659	521,381

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

(i)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda.
(ii)	The amount refers to the advance for the acquisition of a 43.75% interest in Virtu GNL Participações S.A by subsidiary UVC Investimentos Ltda.

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the period
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	06/30/2025
Subsidiaries	%	%
Hidrovias do Brasil S.A. (i)	37%	41%	1,241,571	1,390,560	2,078	26,297
Iconic Lubrificantes S.A. (i)	44%	44%	488,569	407,379	97,468	57,659
Ultragaz Comercializadora de Energia Ltda. (i)	48%	48%	192,797	148,927	50,149	3,832
Other investments	-	-	145,056	117,479	17,272	4,718
			2,067,993	2,064,345	166,967	92,506

(i)	Considers the effects of allocation of fair value adjustments related to non-controlling interests.

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Advances	Other investments	Total
Balance as of December 31, 2025 (i)	13,925,366	(68,804)	13,856,562	342,205	3,679	95,275	4,163	445,322
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,469,081	(31,228)	2,437,853	(27,619)	(11,831)	‐	‐	(39,450)
Amortization of fair value adjustments	‐	‐	‐	(805)	‐	‐	(203)	(1,008)
Dividends	(199,971)	‐	(199,971)	(2,032)	(732)	‐	‐	(2,764)
Equity instrument granted (ii)	19,311	‐	19,311	‐	‐	‐	‐	‐
Accumulated other comprehensive income	(80,778)	400	(80,378)	400	‐	‐	‐	400
Translation adjustments of foreign subsidiaries	‐	‐	‐	(7,592)	‐	‐	-	(7,592)
Advances for future capital increase, capital contribution and capital reduction	(16,525)	154,792	138,267	182,305	‐	‐	‐	182,305
Acquisition of shares from shareholders	(84,205)	‐	(84,205)	‐	‐	‐	‐	‐
Advances for investments - GPA stations	‐	‐	‐	‐	‐	(14,817)	‐	(14,817)
Advances for investments - Virtu GNL	‐	‐	‐	‐	‐	(30,000)	‐	(30,000)
Advances for investments - Blustone	‐	‐	‐	‐	‐	(5,872)	‐	(5,872)
Acquisition of shares	‐	‐	‐	‐	104,155	‐	‐	104,155
Other movements	937	(1,369)	(432)	(1,337)	117	‐	‐	(1,220)
Balance as of June 30, 2026 (i)	16,033,216	53,791	16,087,007	485,525	95,388	44,586	3,960	629,459

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for loss on investment.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultra Mobilidade, Companhia Ultragaz, Ultracargo Logística and Ultra Logística.

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

12. Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: vehicles; (iii) Ultracargo: port areas; (iv) Hidrovias: port areas and vessels and (v) Company: offices.

12.1. Right-of-use assets

	Residual average useful life (years)	Balance as of 12/31/2025	Additions and remeasurement	Write-offs	Transfers (i)	Translation adjustment	Amortization	Balance as of 06/30/2026
Cost:
Real estate	6	1,507,508	58,225	(87,306)	‐	(554)	‐	1,477,873
Port areas	18	1,124,903	11,867	‐	‐	‐	‐	1,136,770
Vehicles	2	419,483	89,449	(72,302)	(498)	(121)	‐	436,011
Equipment	2	57,476	5,013	(2,076)	498	‐	‐	60,911
Vessels	9	81,803	‐	(8,891)	‐	(2,513)	‐	70,399
Others	5	53,259	258	(535)	‐	‐	‐	52,982
		3,244,432	164,812	(171,110)	‐	(3,188)	‐	3,234,946
Accumulated amortization:
Real estate	‐	(726,187)	‐	80,250	620	205	(80,847)	(725,959)
Port areas	‐	(267,656)	‐	‐	(2,278)	‐	(25,691)	(295,625)
Vehicles	‐	(208,558)	‐	63,338	478	42	(47,577)	(192,277)
Equipment	‐	(33,275)	‐	2,076	(478)	‐	(12,436)	(44,113)
Vessels	‐	(49,551)	‐	8,512	‐	1,939	(7,019)	(46,119)
Others	‐	(30,511)	‐	535	(1,315)	‐	(1,968)	(33,259)
		(1,315,738)	‐	154,711	(2,973)	2,186	(175,538)	(1,337,352)
Right-of-use assets		1,928,694	164,812	(16,399)	(2,973)	(1,002)	(175,538)	1,897,594

(i)	Refers to transfer of R$ 2,973 from intangible assets.

12.2. Leases payable

The changes in leases payable are shown below:

06/30/2026
Opening balance	1,739,633
Interest accrued	83,417
Payments of leases and interest	(265,610)
Additions and remeasurement	164,812
Write-offs	(20,392)
Monetary variations and foreign exchange variations	(1,498)
Closing balance	1,700,362

Current	317,640
Non-current	1,382,722

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

The undiscounted future cash outflows are presented below:

	06/30/2026	12/31/2025
Up to 1 year	445,184	483,696
1 to 2 years	323,566	339,415
2 to 3 years	261,642	265,036
3 to 4 years	221,292	220,813
4 to 5 years	165,587	172,465
More than 5 years	1,200,499	1,246,359
Total	2,617,770	2,727,784

The contracts of leases payable are substantially indexed by the IGP-M.

In compliance with the CVM’s requirement under Official Letter SNC/SEP 02/2019, the potential right to PIS/COFINS recoverable embedded in the lease consideration, calculated based on the 9.25% rate in accordance with Brazilian tax legislation, amounted to R$ 242,144 in nominal cash flow, and R$ 157,283 in present value cash flow for the period ended June 30, 2026.

12.2.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	12.14%
From 6 to 10 years	11.31%
From 11 to 15 years	10.88%
More than 15 years	9.56%

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

13. Property, plant and equipment (Consolidated)

	Residual average useful life (years)	Balance as of 12/31/2025	Additions	Depreciation	Transfers (i)	Write-offs (iii)	Translation adjustment	Opening balance – acquisition of subsidiaries (ii)	Balance as of 06/30/2026
Cost:
Land	-	801,434	708	‐	948	(1,687)	‐	979	802,382
Buildings	20	2,600,830	14,572	‐	52,754	(4,522)	‐	2,057	2,665,691
Leasehold improvements	10	1,719,673	19,227	‐	42,962	(14,430)	(5,026)	4,573	1,766,979
Machinery and equipment	8	4,992,933	80,628	‐	76,039	(35,112)	(3,531)	4,351	5,115,308
Automotive fuel/lubricant distribution equipment and facilities	6	3,332,723	24,095	‐	132,821	(39,058)	‐	647	3,451,228
Push boats, barges, ships	13	4,115,886	8,837	‐	15,166	(1,728)	(161,638)	‐	3,976,523
LPG tanks and bottles	3	1,165,746	35,384	‐	(118)	(15,744)	‐	‐	1,185,268
Vehicles	6	416,337	16,362	‐	711	(2,345)	(38)	‐	431,027
Furniture and fixtures	7	228,287	5,058	‐	217	(2,376)	(62)	176	231,300
IT equipment	2	376,199	6,354	‐	1,463	(5,075)	(429)	915	379,427
Construction in progress	-	1,496,336	311,371	‐	(322,675)	(1,591)	(413)	64	1,483,092
Advances to suppliers	-	21,339	22,730	‐	(334)	‐	‐	‐	43,735
Imports in progress	-	4,565	13,412	‐	‐	‐	‐	‐	17,977
		21,272,288	558,738	‐	(46)	(123,668)	(171,137)	13,762	21,549,937
Accumulated depreciation:
Buildings		(872,720)	‐	(43,963)	(1,136)	2,005	‐	‐	(915,814)
Leasehold improvements		(788,665)	‐	(46,478)	1,034	9,080	1,444	-	(823,585)
Machinery and equipment		(2,725,860)	‐	(158,513)	(1,507)	14,379	1,625	-	(2,869,876)
Automotive fuel/lubricant distribution equipment and facilities		(2,107,612)	‐	(71,356)	(2,313)	13,155	‐	‐	(2,168,126)
Push boats, barges, ships		(1,224,815)	‐	(90,733)	(3,396)	654	57,880	‐	(1,260,410)
LPG tanks and bottles		(738,429)	‐	(48,341)	425	13,973	‐	‐	(772,372)
Vehicles		(203,725)	‐	(20,185)	611	244	38	‐	(223,017)
Furniture and fixtures		(151,731)	‐	(7,570)	(434)	1,739	31	-	(157,965)
IT equipment		(291,451)	‐	(16,065)	1,615	4,317	203	‐	(301,381)
		(9,105,008)	‐	(503,204)	(5,101)	59,546	61,221	-	(9,492,546)
Provision for impairment losses		(183)	‐	‐	‐	‐	‐	‐	(183)
Property, plant and equipment		12,167,097	558,738	(503,204)	(5,147)	(64,122)	(109,916)	13,762	12,057,208

(i)	Refers to transfers of R$ 5,147 to intangible assets.
(ii)	The total amounts of acquisitions made by the Company are substantially related to the acquisition of service stations from Grupo Pão e Açucar by its subsidiary Millenium.
(ii)	Includes effect from the disposal of assets in the amount of R$ 18,083 for further information, see note 1.1.2.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations, tanks, barges and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

14. Intangible assets (Consolidated)

	Residual average useful life (years)	Balance as of 12/31/2025	Additions	Amortization	Transfers (i)	Write-offs (iii)	Translation adjustment	Acquisition of subsidiaries (ii)	Balance as of 06/30/2026
Cost:
Goodwill	-	1,367,446	‐	‐	‐	(51,951)	‐	‐	1,315,495
Software	3	2,162,461	221,483	‐	(130,905)	(12,050)	(345)	-	2,240,644
Customer contracts	11	838,149	‐	‐	-	‐	(435)	‐	837,714
Distribution rights	11	255,629	‐	‐	(2,381)	(1,024)	‐	14,814	267,038
Brands	-	61,355	‐	‐	440	‐	‐	‐	61,795
Trademark rights	13	130,897	12	‐	‐	‐	‐	‐	130,909
Intangible assets in progress	-	39,420	2,891	‐	(10,483)	‐	(48)	‐	31,780
Decarbonization credits (CBIO)	-	‐	136,378	‐	‐	(111,281)	‐	‐	25,097
Others	3	16,470	‐	‐	(387)	‐	‐	‐	16,083
		4,871,827	360,764	‐	(143,716)	(176,306)	(828)	14,814	4,926,555
Accumulated amortization:
Software		(1,337,814)	‐	(120,942)	144,867	9,536	701	-	(1,303,652)
Customer contracts		(52,941)	‐	(57,734)	5,065	‐	368	‐	(105,242)
Distribution rights		(121,530)	‐	(5,574)	(203)	359	‐	-	(126,948)
Trademark rights		(37,435)	‐	(4,743)	2,068	‐	‐	‐	(40,110)
Others		(5,629)	‐	(1,447)	39	‐	‐	‐	(7,037)
		(1,555,349)	‐	(190,440)	151,836	9,895	1,069	-	(1,582,989)
Intangible assets		3,316,478	360,764	(190,440)	8,120	(166,411)	241	14,814	3,343,566

(i)	Refers to R$ 2,973 transferred to right-of-use assets and R$ 5,147 transferred from property, plant and equipment.
(ii)	The total amounts of acquisitions made by the Company are substantially related to the acquisition of service stations from Grupo Pão e Açucar by its subsidiary Millenium.
(ii)	Includes effect from the disposal of Stella, for further information see note 1.1.2.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

14.1. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired. The amount is made up of the following acquisitions.

	Segment	06/30/2026	12/31/2025
Goodwill on the acquisition of:
Hidrovias (27.2)	Hidrovias	341,084	341,084
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Neoagro Diesel	Ipiranga	62,833	62,833
Stella (ii)	Ultragaz	‐	51,951
Temmar	Ultracargo	43,781	43,781
Ultragaz Comercializadora de Energia	Ultragaz	42,260	42,260
Petrovila	Ipiranga	34,934	34,934
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Mi TRR	Ipiranga	5,383	5,383
Baden	Hidrovias	1,731	1,731
Serra Diesel	Ipiranga	1,413	1,413
TEAS	Ultracargo	797	797
		1,315,495	1,367,446

(i)	Includes R$ 246,163 presented as goodwill in parent Ultrapar.
(ii)	Refers to the write-off of goodwill of Stella, as a result of the disposal of the entire interest in these companies, see note 1.1.2. The effect of the write-off was recognized under “Results from disposal of property, plant and equipment and intangible assets”.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the six-month period ended June 30, 2026, the Company did not identify any event that indicated the need to carry out an impairment test.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see Note 11.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

15. Loans, financing and debentures (Consolidated)

15.1. Composition

					Consolidated
Description	Index/ Currency	Weighted average financial charges 2026 (p.a.)	Weighted average hedging instruments	Maturity	06/30/2026	12/31/2025
Foreign currency-denominated:
Notes in the foreign market	USD	5.3%	141.5% of DI (*)	2026 to 2029	4,190,650	4,158,025
Foreign financing	USD	4.1%	103.8% of DI	2027 to 2029	2,321,265	2,554,217
Notes in the foreign market	USD	5.0%	106.9% o DI (**)	2031	943,333	984,400
Foreign financing	SOFR +	0.8%	103.8% of DI	2026 to 2029	1,237,210	1,295,481
Foreign exchange debentures	EUR	3.0%	104.4% of DI	2027	457,691	515,654
Foreign exchange debentures	USD	5.3%	101.7% of DI	2026	‐	339,836
Total in foreign currency					9,150,149	9,847,613

Brazilian Reais:
Debentures	CDI + R$	0.7%	n/a	2027 to 2031	2,998,744	3,455,058
Debentures – CRA	IPCA	5.4%	103.7% of DI	2028 to 2032	2,264,905	2,339,526
Debentures	IPCA	4.9%	104.4% of DI	2028 to 2031	1,070,659	1,063,019
Debentures – CRA	R$	11.2%	104.4% of DI	2027	515,947	513,103
Financing	R$	14.6%	106.6% of DI	2027	508,769	552,666
Debentures – CRA	CDI + R$	0.7%	n/a	2027	496,672	495,731
Debentures	IPCA	6.7%	CDI -1.4%	2032 to 2035	227,852	240,744
Constitutional Fund (FNE)	TFC PÓS	2.9%	69.5% of DI	2028 to 2041	190,897	192,054
CDCA	CDI	109.0%	n/a	2026 to 2027	103,136	206,594
Constitutional Fund (FNE)	TFC PÓS	4.5%	CDI -2.4%	2030 to 2041	89,633	‐
Commercial Paper	CDI + R$	0.2%	n/a	2027	88,851	89,083
Constitutional Fund (FNO)	TFC PÓS	3.1%	70.8% of DI	2028 to 2037	84,619	84,462
FINEP	TJLP	0.9%	n/a	2026 to 2032	25,289	27,249
Climate Fund	R$	9.4%	72.9% of DI	2026 to 2040	18,339	22,451
Climate Fund	R$	7.9%	n/a	2027 to 2039	16,050	‐
CCB	R$	17.5%	n/a	2026 to 2028	8,445	416,321
Climate Fund	IPCA	9.4%	n/a	2027 to 2039	4,048	‐
CDCA	CDI + R$	0.9%	n/a	2027	‐	547,587
Total in Brazilian Reais					8,712,855	10,245,648
Total in foreign currency and Brazilian Reais					17,863,004	20,093,261
Total in foreign currency and Brazilian Reais					17,863,004	20,093,261
Current					4,449,365	4,251,131
1 to 2 years					3,419,863	3,923,059
2 to 3 years					4,995,055	4,227,274
3 to 4 years					1,215,707	3,525,329
4 to 5 years					2,723,138	1,038,873
More than 5 years					1,059,876	3,127,595
Non-current					13,413,639	15,842,130

(*)	Considers a protection instrument for the principal of 52.5% of the DI and for interest at DI - 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.
(**)	Considers a protection instrument for principal and interest at DI + 1.64% for a notional amount of US$ 50 million and at 101.45% for a notional amount of USD 57.5 million.

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

The changes in loans, financing and debentures are shown below:

06/30/2026
Opening balance	20,093,261
Proceeds	1,307,983
Interest accrued	805,157
Principal payment	(2,638,702)
Interest payment	(952,465)
Monetary variations and foreign exchange variations	(520,375)
Change in fair value	(231,855)
Closing balance	17,863,004

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of June 30, 2026, the amount recognized in profit or loss was R$ 15,903 (R$ 38,451 as of June 30, 2025). The balance to be recognized in the next periods is R$ 76,177 (R$ 92,080 as of December 31, 2025).

15.2. Guarantees

As of June 30, 2026, there was R$ 93,063 (R$ 84,462 as of December 31, 2025) in financing that had real guarantees. There was also R$ 17,498,895 (R$ 18,684,982 as of December 31, 2025) in financing without real guarantees, with sureties or promissory notes.

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 101,404 as of June 30, 2026 (R$ 100,200 as of December 31, 2025).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 43,489 (R$ 87,160 as of December 31, 2025). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until June 30, 2026, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

15.3. Relevant operations contracted in the period

The main operations contracted in the period are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
Constitutional Fund (FNE)	IPCA	4.5%	CDI - 2.4%	Jan/26	Jan/41	R$ 106,871	106,871	Monthly with grace period	2030 to 2041	Ultracargo Logística
Foreign financing	USD	4.2%	n/a	Feb/26	Jun/29	USD 53,200	277,172	Semiannually	At final maturity	Ipiranga
Foreign financing	USD	4.5%	103.9% CDI	Mar/26	Oct/27	USD 68,571	360,000	Semiannually	At final maturity	Ultracargo Logística
Foreign financing	USD	4.9%	103.9% CDI	Mar/26	Mar/27	USD 68,641	360,000	At final maturity	At final maturity	Cia Ultragaz
BNDES	R$	7.9%	N/A	May/26	Dec/39	R$ 16,000	16,000	Monthly with grace period	Monthly with grace period	Neogás
BNDES	IPCA	9.4%	N/A	May/26	Dec/39	R$ 4,000	4,000	Monthly with grace period	Monthly with grace period	Neogás
Foreign financing	SOFR +	0.5%	103.9% CDI	Jun/26	Jun/27	USD 35,129	180,000	Quarterly	At final maturity	Iconic

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

15.4. Covenants – Subsidiary Hidrovias

Financial Covenant linked to Debenture contracts

Hidrovias, through the 1st and 2nd Debenture Issuances, has a financial covenant of leverage (“net debt to EBITDA”), calculated on a consolidated basis and which must be equal to or less than 4.5x in 2022, (b) 4.0x between January 1, 2023 and December 2023 and (c) 3.5x from January 1, 2024 to the maturity date of the respective issues.

Failure to comply with the covenant does not accelerate the debt repayment and is not considered default. However, Hidrovias now has restrictions on raising new debts beyond those permitted by the covenants of the indenture of issuance and is restricted from paying the minimum mandatory dividends set forth by its Bylaws. Hidrovias does not expect any short- or medium-term impacts on its operations and believes it will not need additional loans or working capital beyond those already permitted by the covenants of the Indentures of Debenture Issuances to comply with its obligations.

As of June 30, 2026 and December 31, 2025, the Company was in compliance with the applicable covenant limits.

16. Trade payables (Consolidated)

16.1. Trade payables

	06/30/2026	12/31/2025

Domestic suppliers	2,249,465	2,542,447
Trade payables - domestic related parties (see Note 8.2)	27,143	46,758
Foreign suppliers	2,504,567	1,863,835
Trade payables - foreign related parties (see Note 8.2)	206,333	190,304
	4,987,508	4,643,344

16.2. Trade payables - supplier finance arrangements

The assignment of receivables does not result in any costs or fees with the financial institutions for the Company's subsidiaries, nor in the granting of guarantees of any type to these financial institutions. The decision to join this type of transaction is solely and exclusively of the supplier. The reverse factoring agreement does not substantially change the main characteristics of the commercial conditions previously established with the supplier. Therefore, the amounts payable to financial institutions for these transactions are presented in the trade payables line item.

As of June 30, 2026, to accurately reflect the essence of commercial transactions, the balance of reverse factoring transactions for which suppliers have already received payments was R$ 1,982,246 (R$ 3,785 as of December 31, 2025). The average payment term, in days, of suppliers that have joined the reverse factoring transactions and comparable suppliers is presented below:

	Consolidated
	Reverse factoring	Comparable suppliers[1]
Average payment term	22	9

[1]	Comparable suppliers are those that have not adhered to reverse factoring agreements, considering specific characteristics of payment conditions.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

17. Employee benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on an annual valuation conducted by an independent actuary and reviewed by Management.

	06/30/2026	12/31/2025
Health and dental care plan (1)	190,646	184,105
Indemnification of FGTS	21,796	20,303
Seniority bonus	2,053	1,916
Life insurance (2)	9,775	9,292
Total	224,270	215,616
Current	27,621	19,067
Non-current	196,649	196,549

(i)	Applicable to Ipiranga and Iconic.
(ii)	Applicable to Ipiranga, Ultragaz and Ultrapar.

18. Provisions for contingent liabilities (Consolidated)

18.1. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels. The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2025	Additions	Reversals	Payments	Interest	Balance as of 06/30/2026
IRPJ and CSLL	19,868	1,884	(3,778)	(162)	39	17,851
Tax	146,414	13,152	(13,388)	(32)	2,313	148,459
Civil	161,695	25,193	(26,150)	(6,107)	392	155,023
Provision for indemnities (18.1.1)	145,633	3,276	(6,243)	(14,176)	2,960	131,450
Labor	61,004	25,627	(525)	(9,167)	714	77,653
Total	534,614	69,132	(50,084)	(29,644)	6,418	530,436
Current	49,175					63,862
Non-current	485,439					466,574

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Balances of judicial deposits by nature are as follows:

	06/30/2026	12/31/2025
Tax	455,794	420,906
Labor	14,820	15,897
Civil	34,775	34,806
	505,389	471,609

In the period ended June 30, 2026, the monetary variation on judicial deposits, accumulated in the year, amounted to R$ 22,584 (R$ 21,773 as of June 30, 2025), recorded as financial income in the statement of income for the period.

18.1.1 Provision for indemnities

As a result of the sale of Oxiteno, completed on April 1, 2022, Ultrapar assumed contractual liability for losses related to acts prior to the closing of the transaction. The provision for potential reimbursement to Indorama, in the event the losses materialize, amounts to R$ 107,796 as of June 30, 2026 (R$109,333 as of December 31, 2025), related to R$29,016 (R$ 32,384 as of December 31, 2025) for labor claims, R$ 28,787 (R$ 28,605 as of December 31, 2025) for civil claims and R$ 49,990 (R$ 48,344 as of December 31, 2025) for tax claims.

Regarding the sale of Extrafarma, completed on August 1, 2022, whose liability for losses prior to the transaction was assumed by subsidiary Ipiranga, the provision for potential reimbursement to Pague Menos, in the event the losses materialize, is R$ 23,654 as of  June 30, 2026 (R$ 36,297 as of December 31, 2025), of which R$ 9,917 (R$ 14,153 as of December 30, 2025) for labor claims, R$ 5,627 (R$ 7,798 as of December 31, 2025) for civil claims, and R$ 8,110 (R$ 14,346 as of December 31, 2025) for tax claims.

18.2. Possible contingent liabilities

The Company and its subsidiaries are parties to administrative and legal proceedings for tax, civil and labor claims which, based on the assessment of the legal departments and the advice of external legal advisors, were classified as a possible loss. In accordance with the accounting practices adopted and the internal contingency guideline, these obligations do not meet the criteria for provision recognition and are therefore only disclosed in notes to the financial statements.

The contingent liabilities, classified as possible loss, by nature are as follows:

Contingent liabilities (possible)	06/30/2026	12/31/2025
Tax (18.2.1)	7,970,310	6,027,879
Civil (18.2.2)	922,534	867,293
Labor (18.2.3)	399,079	376,406
	9,291,923	7,271,578

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

18.2.1 Contingent tax liabilities

The Company and its subsidiaries are parties to administrative and judicial proceedings involving IRPJ and CSLL, mainly arising from denials of offset claims, the consolidated amount of which total R$ 630,093 as of June 30, 2026 (R$ 577,253 as of December 31, 2025). Regarding PIS and COFINS, tax credit disallowances from the non-cumulative regime are recorded, which total R$ 4,610,822 as of June 30, 2026 (R$ 3,136,458 as of December 31, 2025).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to discussions of ICMS, in the consolidated amount of R$ 2,074,659 as of June 30, 2026 (R$ 1,662,515 as of December 31, 2025). The main discussions involve assessments relating to: (i) the conditioned utilization of tax incentive and other matters, in the amount of R$ 755,204 (R$ 314,309 as of December 31, 2025); (ii) inventory differences arising from surpluses and shortages, in the amount of R$ 361,350 (R$ 236,568 as of December 31, 2025); (iii) the surcharge on products considered non-essential in the amount of R$ 258,551 (R$ 246,060 as of December 31, 2025); (iv) the reversal and disallowance of credits, in the amount of R$ 244,012 (R$ 236,808 as of December 31, 2025); (v) the discussion regarding the collection of the State Fiscal Equilibrium Fund – FEEF, in the amount of R$ 238,811 (R$ 158,704 as of December 31, 2025); (vi) the alleged non-payment of R$ 178,527 (R$ 444,766 as of December 31, 2025); and (vii) discussions related to non-compliance with ancillary obligations, in the amount of R$ 38,202 (R$ 25,299 as of December 31, 2025).

Subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity. The total amount of these contingencies is R$ 179,800 as of June 30, 2026 (R$ 209,444 as of December 31, 2025) ). In April  2025, the Superior Court of Justice, in the trial of Topic 1.247, under the repetitive appeals system, issued an understanding favorable to taxpayers, and a final and unappealable decision was issued in March 2026.

Of the remaining amount of tax contingencies classified as potential losses, R$ 474,933 as of June 30, 2026 (R$ 442,210 as of December 31, 2025) relates to other proceedings involving the Company and its subsidiaries.

18.2.2 Contingent civil liabilities

The Company and its subsidiaries have contingent liabilities for civil claims in the amount of R$ 922,534 as of June 30, 2026 (R$ 867,293 as of December 31, 2025). Among these proceedings, the following claims involving subsidiary Cia. Ultragaz are highlighted: i) administrative proceedings filed by CADE, referring to alleged anti-competitive practices in municipalities in the Triângulo Mineiro region in 2001, and at the administrative level, Cia. Ultragaz was ordered to pay a fine, in the updated amount of R$ 39,808 as of June 30, 2026 (R$ 39,447 as of December 31, 2025); and ii) lawsuits filed by resellers, who are seeking indemnity, in addition to the nullity and termination of distribution contracts, totaling R$ 125,506 as of June 30, 2026 (R$ 95,971 as of December 31, 2025).

Additionally, subsidiary Ultracargo is a defendant in a public civil action filed by the Federal Public Prosecutor’s Office and the State of São Paulo, related to the fire at the terminal in Santos (SP) in 2015. Based on Management’s assessment, supported by the outside legal advisors, the claim is classified as possible loss, considering the current stage of the proceeding and the elements available to date, up to this date it is no possible to measure any financial impact arising from this contingency.

43

18.2.3 Contingent labor liabilities

The Company and its subsidiaries have contingent liabilities for labor claims classified as possible loss in the amount of R$ 399,079 as of June 30, 2026 (R$ 376,406 as of December 31, 2025). These contingencies are mainly derived from labor claims arising from the activities developed by the group’s companies. Based on the assessment of Management and its legal advisors, such claims were classified as possible loss and, therefore, no recognition of provision is required at this date.

18.3. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 4,171 (R$ 4,020 as of December 31, 2025), comprising R$ 211 related to tax claims (R$ 204 as of December 31, 2025), R$ 213 to civil claims (R$ 210 as of December 31, 2025), and R$ 3,747 to labor claims (R$ 3,606 as of December 31, 2025), for which a corresponding indemnification asset was recognized.

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized. The balance of this provision and the related indemnification asset totals R$ 88,520 as of June 30, 2026 (R$ 88,503 as of December 31, 2025).

The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be fully reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

18.4. Matters reported by the press

On March 26, 2026, the Company became aware of an investigation conducted by the Federal Public Prosecutor’s Office of the State of São Paulo (Ministério Público Federal do Estado de São Paulo), referred to as “Fisco Paralelo”, relating to an alleged scheme involving the early release of ICMS tax credits by public officials of the São Paulo State Department of Finance (Secretaria da Fazenda de São Paulo) through the engagement of certain law firms. According to media reports disclosed, the investigation contains references to the Company’s subsidiary Ipiranga. As of the date of this interim financial information, neither the Company nor Ipiranga has been formally notified by the competent authorities about the investigation.

Notwithstanding the foregoing the Company has engaged independent external advisors to conduct an independent review of the facts referenced in the media reports, and such review is ongoing. Such review has been completed and has not identified any irregularity in the conduct of the Company, Ipiranga or its employees. In addition, the review confirmed that the tax credits under analysis have tax support and were constituted in conformity with the applicable legislation.

Considering the conclusions of the independent investigation and the information available as of the date of this interim financial information, Management believes that the facts mentioned above did not result in impacts on the quarterly information or on the operations of subsidiary Ipiranga or the Group. The Company is not aware of any measures or processes arising from the investigation that could change this assessment.

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

Up to June 30, 2026, no new common shares have been issued as a result the subscription warrant.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 792,065 shares linked to the subscription warrants – indemnification were canceled and not issued. As of June 30, 2026, R$ 13,310 was recorded as financial expense (R$ 4,929 as of June 30, 2025) due to the update of subscription warrants, and 2,579,497 shares linked to subscription warrants – indemnification remain retained, which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 67,222 (R$ 53,911 as of December 31, 2025).

20. Equity

20.1. Share capital

As of June 30, 2026, the subscribed and paid-up capital consists of 1,115,849,873 common shares with no par value (1,115,849,873 as of December 31, 2025), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings. The total amount of the capital as of June 30, 2026 is R$ 7,987,100 (R$ 7,987,100 as of December 31, 2025).

The price of the Company-issued shares on B3 as of June 30, 2026 was R$ 26.06 (R$ 20.90 as of December 31, 2025).

As of June 30, 2026, there were 70,242,489 common shares outstanding abroad in the form of ADRs (70,252,989 shares as of December 31, 2025).

20.2. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.4). As of June 30, 2026, the balance of treasury shares granted with right of use was 20,324,503 common shares (18,601,046 as of December 31, 2025).

20.3. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

On June 17, 2026, the Company's Board of Directors approved a buyback program of shares issued by the Company, effective for twelve months starting on June 18, 2026 and limited to a maximum of 18,000,000 common shares. Up to June 30, 2026, 577,500 shares were acquired at an average cost of 25.31 per share.

As of June 30, 2026, the balance was R$ 798,414 (R$ 822,526 as of December 31, 2025) and 25,102,398 common shares (28,542,005 as of December 31, 2025) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 17.58 per share.

06/30/2026
Balance of unrestricted shares held in treasury	25,102,398
Balance of treasury shares granted with right of use	20,324,503
Total balance of treasury shares	45,426,901

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

20.4. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company and its subsidiaries, when the plan is finalized, as mentioned in Note 8.4.

Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares.

20.5. Approval of dividends

On March 4, 2026, the Board of Directors approved the distribution of dividends for the fiscal year 2025 in the amount of R$ 1,413,313 (R$ 1.27 per share). Of this amount, R$ 326,005 (R$0.30 per share) refer to interim dividends paid as resolved by the Board of Directors on August 13, 2025 and R$ 1,087,308 (R$ 1.00 per share) to interim dividends paid as resolved by the Board of Directors on December 1, 2025.

21. Net revenue from sales and services (Consolidated)

	06/30/2026	06/30/2025
Sales revenue:
Merchandise	78,262,457	68,208,150
Services rendered and others	2,190,665	1,358,739
Electricity (1)	541,327	359,665
Sales returns, rebates and discounts	(667,077)	(483,469)
Amortization of contract assets	(295,308)	(218,580)
	80,032,064	69,224,505

Taxes on sales	(1,759,247)	(1,840,200)

Net revenue	78,272,817	67,384,305

(1)	Refers to revenue from the sale of electricity of subsidiary Ultragaz Comercializadora.

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

22. Costs, expenses and other operating results by nature

The Company presents its results by nature in the consolidated statement of income and details below its costs, expenses and other operating results by nature:

	Parent		Consolidated
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Raw materials and materials for use and consumption	‐	‐	(68,736,879)	(61,725,203)
Personnel expenses	(140,476)	(145,062)	(1,562,032)	(1,336,500)
Freight and storage	‐	‐	(636,840)	(573,585)
Depreciation and amortization	(6,532)	(7,819)	(693,644)	(526,211)
Services provided by third parties	(42,733)	(47,971)	(345,744)	(353,266)
Purchase of electricity (a)	‐	‐	(425,097)	(275,570)
Decarbonization obligation (b)	‐	‐	(111,281)	(220,453)
Amortization of right-of-use assets	(1,484)	(1,453)	(175,538)	(171,734)
Advertising and marketing	(777)	(1,554)	(85,603)	(83,073)
Bonuses and commissions	‐	‐	(105,842)	(69,878)
Taxes and fees	(778)	‐	(87,604)	(33,149)
Other expenses and income, net	(15,559)	36,108	(331,098)	329,374
Shared Services Center/Holding expenses	178,911	190,424	‐	‐

Total	(29,428)	22,673	(73,297,202)	(65,039,248)

Classified as:
Cost of products and services sold	‐	‐	(70,480,363)	(63,094,967)
Selling and marketing	‐	‐	(1,473,123)	(1,250,088)
General and administrative	(29,448)	(27,628)	(1,285,421)	(1,057,746)
Other operating income (expenses), net	20	50,301	(58,295)	363,553

Total	(29,428)	22,673	(73,297,202)	(65,039,248)

(a)	Refers to the purchase of electricity of subsidiary Ultragaz Comercializadora.
(b)	Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

23. Financial result

	Parent		Consolidated
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Financial income:
Interest and other income from financial investments	35,584	22,542	343,976	349,955
Interest from customers	‐	‐	115,996	72,687
Selic interest on PIS/COFINS credits	‐	‐	82,290	391,605
Other finance income	5,848	5,438	36,198	7,011
	41,432	27,980	578,460	821,258
Financial expenses:
Interest on loans, financing and financial instruments	(583)	(1,149)	(1,303,955)	(909,601)
Interest on leases payable	(291)	(348)	(83,417)	(70,688)
Update of subscription warrants (see Note 19)	(13,310)	(4,929)	(13,310)	(4,929)
Bank charges, financial transactions tax, and other taxes	(660)	(401)	(70,933)	(85,130)
Update of provisions and other expenses	(2,344)	(90)	(21,905)	(62,222)
	(17,188)	(6,917)	(1,493,520)	(1,132,570)
Monetary variations and foreign exchange variations, net
Revenues	‐	‐	607,442	946,057
Expenses	‐	‐	(611,168)	(846,127)
	‐	‐	(3,726)	99,930
Financial result, net	24,244	21,063	(918,786)	(211,382)

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.4 and 19, respectively.

			04/01/2025 to 06/30/2025			01/01/2025 to 06/30/2025
	04/01/2026 to 06/30/2026	01/01/2026 to 06/30/2026	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Basic earnings per share

Net income for the year of the Company	1,548,855	2,424,429	1,099,497	(11,133)	1,088,364	1,432,343	(11,133)	1,421,210
Weighted average number of shares outstanding (in thousands)	1,070,045	1,069,405	1,088,259	1,088,259	1,088,259	1,091,096	1,091,096	1,091,096
Basic earnings per share - R$	1.4475	2.2671	1.0103	(0.0102)	1.0001	1.3128	(0.0102)	1.3026

Diluted earnings per share

Net income for the year of the Company	1,548,855	2,424,429	1,099,497	(11,133)	1,088,364	1,432,343	(11,133)	1,421,210
Weighted average number of outstanding shares (in thousands), including dilution effects	1,094,459	1,093,706	1,109,447	1,109,447	1,109,447	1,110,201	1,110,201	1,110,201
Diluted earnings per share - R$	1.4152	2.2167	0.9910	(0.0100)	0.9810	1.2902	(0.0100)	1.2801

Weighted average number of shares (in thousands)

Weighted average number of shares for basic earnings per share	1,070,045	1,069,405	1,088,259	‐	1,088,259	1,091,096	‐	1,091,096
Dilution effect
Subscription warrants	2,579	2,579	2,939	‐	2,939	2,939	‐	2,939
Stock plan	21,835	21,722	18,249	‐	18,249	16,166	‐	16,166

Weighted average number of shares for diluted earnings per share	1,094,459	1,093,706	1,109,447	‐	1,109,447	1,110,201	‐	1,110,201

Earnings per share were adjusted retrospectively by the issuance of 3,266,694 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

25. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in the segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, the company also operates in the segments of renewable energy solutions and compressed natural gas.

Ipiranga

Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) to service stations that operate under the Ipiranga brand throughout Brazil and to major consumers and carrier-reseller-retailer (TRRs), as well as in the convenience stores and automotive services segments.

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.
Hidrovias	Operations in logistics solutions and waterway and multimodal infrastructure, in Brazil and abroad.

25.1. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	06/30/2026	06/30/2025
Net revenue from sales and services:
Brazil	77,207,182	66,624,702
Europe	131,757	45,037
United States of America and Canada	518,617	501,515
Other Latin American countries	343,846	119,885
Others	71,415	93,166
Total	78,272,817	67,384,305

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

25.2. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

06/30/2026
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Hidrovias(3)	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	70,571,881	6,159,088	541,255	1,109,281	4,584	78,386,089	(113,272)	78,272,817
Transactions with third parties	70,570,894	6,157,281	435,361	1,109,281	-	78,272,817	‐	78,272,817
Intersegment transactions	987	1,807	105,894	‐	4,584	113,272	(113,272)	‐
Cost of products and services sold	(64,789,977)	(4,863,183)	(234,545)	(694,531)	-	(70,582,236)	101,873	(70,480,363)
Gross profit	5,781,904	1,295,905	306,710	414,750	4,584	7,803,853	(11,399)	7,792,454
Operating income (expenses)
Selling and marketing	(1,139,256)	(329,931)	(5,037)	(1,711)	‐	(1,475,935)	2,812	(1,473,123)
General and administrative	(715,892)	(213,502)	(75,247)	(170,948)	(121,426)	(1,297,015)	11,594	(1,285,421)
Results from disposal of property, plant and equipment and intangible assets	(17,211)	(124,901)	122	8,229	46	(133,715)	‐	(133,715)
Other operating income (expenses), net	(83,833)	6,609	4,009	15,753	(833)	(58,295)	-	(58,295)
Operating income (loss)	3,825,712	634,180	230,557	266,073	(117,629)	4,838,893	3,007	4,841,900
Share of profit (loss) of subsidiaries, joint ventures and associates	(8,478)	354	88	12,001	(43,415)	(39,450)	‐	(39,450)
Amortization of fair value adjustments on associates acquisition	‐	‐	(805)	‐	‐	(805)	‐	(805)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(8,478)	354	(717)	12,001	(43,415)	(40,255)	‐	(40,255)

Income (loss) before financial result and income tax and social contribution	3,817,234	634,534	229,840	278,074	(161,044)	4,798,638	3,007	4,801,645
Depreciation and amortization (a)	215,700	171,367	75,133	220,521	8,813	691,534	(2,953)	688,581
Amortization of contractual assets with customers - exclusivity rights	295,308	‐	‐	‐	‐	295,308	‐	295,308
Amortization of right-of-use assets	101,560	37,120	18,840	16,535	1,483	175,538	‐	175,538
Amortization of fair value adjustments on associates acquisition	‐	‐	805	‐	‐	805	‐	805
Total depreciation and amortization	612,568	208,487	94,778	237,056	10,296	1,163,185	(2,953)	1,160,232

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 5,063.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 91,334 in 2026 of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR and of Hidrovias while associate.
(3)	The “Hidrovias” segment is composed of Hidrovias (HBSA3), which has been consolidated since May 2025, and its parent company Ultra Logística, direct subsidiary of Ultrapar, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias (HBSA3).

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

06/30/2025
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Hidrovias(3)	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	60,530,226	5,989,918	517,344	425,155	4,352	67,466,995	(82,690)	67,384,305
Transactions with third parties	60,531,036	5,989,282	438,371	425,155	3,490	67,387,334	‐	67,387,334
Intersegment transactions	(810)	636	78,973	‐	862	79,661	(82,690)	(3,029)
Cost of products and services sold	(57,853,591)	(4,875,566)	(207,706)	(235,860)	‐	(63,172,723)	77,756	(63,094,967)
Gross profit	2,676,635	1,114,352	309,638	189,295	4,352	4,294,272	(4,934)	4,289,338
Operating income (expenses)
Selling and marketing	(936,328)	(311,534)	(4,669)	(1,078)	‐	(1,253,609)	3,521	(1,250,088)
General and administrative	(598,337)	(199,131)	(82,273)	(38,975)	(143,399)	(1,062,115)	4,369	(1,057,746)
Results from disposal of property, plant and equipment and intangible assets	39,271	(16,756)	40	(1,855)	1	20,701	‐	20,701
Other operating income (expenses), net	290,704	17,022	6,950	(528)	49,405	363,553	‐	363,553
Operating income (loss)	1,471,945	603,953	229,686	146,859	(89,641)	2,362,802	2,956	2,365,758
Share of profit (loss) of subsidiaries, joint ventures and associates	(6,219)	758	2,357	(84,188)	(20,373)	(107,665)	‐	(107,665)
Amortization of fair value adjustments on associates acquisition	‐	‐	(805)	‐	‐	(805)	‐	(805)
Gain (loss) on acquisition of control of associate	‐	‐	‐	91,105	‐	91,105	‐	91,105
Total share of profit (loss) of subsidiaries, joint ventures and associates	(6,219)	758	1,552	6,917	(20,373)	(17,365)	‐	(17,365)

Income (loss) before financial result and income tax and social contribution	1,465,726	604,711	231,238	153,776	(110,014)	2,345,437	2,956	2,348,393
Depreciation and amortization (a)	238,565	160,976	59,250	50,802	9,253	518,846	(2,953)	515,893
Amortization of contractual assets with customers - exclusivity rights	218,579	1	‐	‐	‐	218,580	‐	218,580
Amortization of right-of-use assets	107,935	36,071	15,587	10,688	1,453	171,734	‐	171,734
Amortization of fair value adjustments on associates acquisition	‐	‐	805	‐	‐	805	‐	805
Total depreciation and amortization	565,079	197,048	75,642	61,490	10,706	909,965	(2,953)	907,012

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 10,318.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 112,730 in 2025 of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR and of Hidrovias while associate.
(3)	The “Hidrovias” segment is composed of Hidrovias (HBSA3), which has been consolidated since May 2025, and its parent company Ultra Logística, direct subsidiary of Ultrapar, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias (HBSA3).

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

25.3. Assets by segment

06/30/2026
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias (1)	Others (2)	Total
Investments	104,324	3,891	238,163	138,489	145,792	630,659
Property, plant and equipment	3,403,265	1,751,262	2,634,556	4,128,463	139,662	12,057,208
Intangible assets	1,402,210	241,383	286,837	1,139,721	273,415	3,343,566
Right-of-use assets	802,092	198,080	612,254	280,640	4,528	1,897,594
Other current and non-current assets	24,247,889	3,119,126	444,931	2,053,356	3,977,795	33,843,097
Total assets (excluding intersegment transactions)	29,959,780	5,313,742	4,216,741	7,740,669	4,541,192	51,772,124

December 31, 2025
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias(1)	Others (2)	Total
Investments	102,837	4,092	238,607	135,973	39,872	521,381
Property, plant and equipment	3,428,819	1,667,025	2,596,271	4,340,526	134,456	12,167,097
Intangible assets	1,277,871	274,971	286,219	1,201,198	276,219	3,316,478
Right-of-use assets	826,598	187,116	620,628	288,733	5,619	1,928,694
Other current and non-current assets	21,191,237	3,563,356	447,929	2,351,670	3,861,152	31,415,344
Total assets (excluding intersegment transactions)	26,827,362	5,696,560	4,189,654	8,318,100	4,317,318	49,348,994

(1)	The “Hidrovias” column is composed of Hidrovias and its parent company Ultra Logística, a direct subsidiary of Ultrapar, which is not part of Hidrovias segment, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, Eaí Clube Automobilista and share of profit (loss) of joint venture RPR.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

26. Financial instruments (Consolidated)

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a)	Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

		Level	Carrying value		Carrying value	Fair value
June 30, 2026	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.1		‐	881,980	881,980	881,980
Securities and funds in local currency	4.1	Level 2	2,215,821	1,104,467	3,320,288	3,320,288
Securities and funds in foreign currency	4.1		‐	442,566	442,566	442,566
Financial investments
Securities and funds in local currency	4.2	Level 2	2,867,870	97,723	2,965,593	2,965,593
Securities and funds in foreign currency	4.2		‐	3,076,837	3,076,837	3,076,837
Derivative financial instruments
Financial	26.6	Level 2	609,547	‐	609,547	609,547
Operational	26.6	Level 2	298,172	‐	298,172	298,172
Energy trading futures contracts	26.8	Level 2	1,151,847	‐	1,151,847	1,151,847
Trade receivables	5.1		‐	4,581,291	4,581,291	4,581,291
Reseller financing	5.1		‐	1,440,777	1,440,777	1,440,777
Related parties	8.2		‐	54,842	54,842	54,842
Other receivables and other assets			‐	516,796	516,796	516,796

Total			7,143,257	12,197,279	19,340,536	19,340,536

Financial liabilities:
Financing and debentures	15.1	Level 2	8,987,786	8,875,218	17,863,004	17,792,181
Derivative financial instruments
Financial	26.6	Level 2	597,491	‐	597,491	597,491
Operational	26.6	Level 2	179,623	‐	179,623	179,623
Energy trading futures contracts	26.8	Level 2	678,777	‐	678,777	678,777
Trade payables	16.1		‐	4,987,508	4,987,508	4,987,508
Trade payables - supplier finance arrangements	16.2		‐	1,982,246	1,982,246	1,982,246
Subscription warrants – indemnification	19	Level 1	67,222	‐	67,222	67,222
Financial liabilities of customers			‐	39,465	39,465	39,465
Contingent consideration			‐	44,317	44,317	44,317
Related parties	8.2		‐	3,000	3,000	3,000
Other payables			‐	970,848	970,848	970,848
Total			10,510,899	16,902,602	27,413,501	27,342,678

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

		Level	Carrying value		Carrying value	Fair Value
December 31, 2025	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.1		‐	842,295	842,295	842,295
Securities and funds in local currency	4.1	Level 2	515,456	1,107,452	1,622,908	1,622,908
Securities and funds in foreign currency	4.1		‐	709,922	709,922	709,922
Financial investments
Securities and funds in local currency	4.2	Level 2	3,188,963	122,622	3,311,585	3,311,585
Securities and funds in foreign currency	4.2		‐	2,921,770	2,921,770	2,921,770
Derivative financial instruments
Financial	26.6	Level 2	777,064	‐	777,064	777,064
Operational	26.6	Level 2	123,253	‐	123,253	123,253
Energy trading futures contracts	26.8	Level 2	1,095,362	‐	1,095,362	1,095,362
Trade receivables	5.1		‐	4,089,708	4,089,708	4,089,708
Reseller financing	5.1		‐	1,508,373	1,508,373	1,508,373
Related parties	8.2		‐	105,196	105,196	105,196
Other receivables and other assets			‐	469,109	469,109	469,109
Total			5,700,098	11,876,447	17,576,545	17,576,545

Financial liabilities:
Financing and debentures	15.1	Level 2	9,713,213	10,380,048	20,093,261	20,020,048
Derivative financial instruments
Financial	26.6	Level 2	501,148	‐	501,148	501,148
Operational	26.6	Level 2	79,767	‐	79,767	79,767
Energy trading futures contracts	26.8	Level 2	734,873	‐	734,873	734,873
Trade payables	16.1		‐	4,643,344	4,643,344	4,643,344
Trade payables - supplier finance arrangements	16.2		‐	3,785	3,785	3,785
Subscription warrants – indemnification	19	Level 1	53,911	‐	53,911	53,911
Financial liabilities of customers			‐	74,326	74,326	74,326
Contingent consideration			‐	74,760	74,760	74,760
Related parties	8.2		‐	2,875	2,875	2,875
Other payables			‐	957,148	957,148	957,148
Total			11,082,912	16,136,286	27,219,198	27,145,985

The fair value of financial instruments measured at Level 2 is described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; and (ii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, statement of financial position and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

26.1. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of foreign exchange variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	06/30/2026	12/31/2025	Currency	06/30/2026	12/31/2025
Assets
Cash, cash equivalents, and financial investments	4	USD	3,852,093	4,041,383	DI	5,613,220	3,149,064
Trade receivables, net of allowance for expected credit losses	5.1	USD	204,946	136,800	-	‐	‐
Other assets in foreign currency	-	USD	8,349	35,366	-	‐	‐
			4,065,388	4,213,549		5,613,220	3,149,064
Liabilities
Loans, financing and debentures (1) (3)	15.1	USD/ EUR	(9,241,200)	(9,953,946)	DI	(3,698,289)	(5,210,374)
Loans – FINEP (3)	15.1		‐	‐	TJLP	(25,584)	(27,249)
Foreign suppliers (2)	16.1	USD	(2,538,700)	(1,882,109)	-	‐	‐
Other liabilities in foreign currency	-	USD	(131,300)	(3,049)	‐	‐	‐

			(11,911,200)	(11,839,104)		(3,723,873)	(5,237,623)
Derivative instruments	26.6	USD / EUR	7,849,573	7,827,902	DI	(10,973,789)	(11,211,803)
			3,761	202,347		(9,084,442)	(13,300,362)
Net asset (liability) position – profit or loss			(507,005)	318,867		‐	‐
Net asset (liability) position – profit or loss			510,766	(116,520)		(9,084,442)	(13,300,362)

(1)	Gross transaction costs of R$ 19,728 (R$ 24,546 as of December 31, 2025), discount on notes in the foreign market of R$ 1,471 (R$ 3,355 as of December 31, 2025), and amortization of fair value adjustment of R$ 69,852.
(2)	Net balance of imports in progress in the amount of R$ 172,200 as of June 30, 2026.
(3)	Gross transaction costs in CDI operations of R$ 10,886 (R$ 12,126 as of December 31, 2025) and in TJLP operations of R$ 295 (R$ 320 as of December 31, 2025).

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)
Effect on profit or loss	17,980	11,810
Effect on equity	(17,847)	‐
Total	133	11,810

(i)	The average U.S. dollar rate of R$ 5.3588 was used for the sensitivity analysis, based on future market curves as of June 30, 2026 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 5.1766. The table above shows the effects of the exchange rate changes on the net asset position of R$ 3,761 (or US$ 727 using the closing rate) in foreign currency as of June 30, 2026.
(ii)	For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 14.15% and the sensitivity rate was 14.02% according to reference rates made available by B3.

26.2. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors.

The foreign exchange derivative instruments and commodities designated as fair value hedge are concentrated in subsidiary IPP. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. IPP uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Commodity forward	154,368	51,189	(106,722)	(1,811)

(1)	The table above shows the positions of derivative financial instruments to hedge commodity price risk as of June 30, 2026 and December 31, 2025, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For further information, see Note 26.6.

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

26.3. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

26.3.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of June 30, 2026, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	06/30/2026	12/31/2025
AAA	10,950,070	9,893,391
AA	278,179	353,060
A	298,405	7,855
Others	68,329	54,491
Total	11,594,983	10,308,797

26.3.2 Trade receivables

Credit granting is managed in subsidiaries based on policies and criteria specific to each business segment. The process includes credit analysis, the establishment of limits and required guarantees, with approval at predefined approval levels.

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.2.

26.4. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

The main sources of liquidity of the Company and its subsidiaries arise from:

(i)	cash and financial investments;
(ii)	cash flow generated by its operations; and
(iii)	loans.

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of June 30, 2026, the Company and its subsidiaries had R$ 9,250,766 in cash, cash equivalents, and short-term investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of June 30, 2026 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total

Loans, including future contractual interest (1) (2)	5,718,927	11,924,328	5,677,362	1,526,634	24,847,251
Derivative instruments (3)	1,110,220	1,104,821	188,408	27,866	2,431,315
Trade payables	4,987,508	‐	‐	‐	4,987,508
Trade payables - supplier finance arrangements	1,982,246	‐	‐	‐	1,982,246
Leases payable	445,184	585,208	386,879	1,200,499	2,617,770
Financial liabilities of customers	35,541	4,715	‐	‐	40,256
Other payables	167,968	499	‐	‐	168,467
	14,447,594	13,619,571	6,252,649	2,754,999	37,074,813

(1)	The interest on loans was estimated based on the US dollar, Euro at closing and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 and BACEN as of June 30, 2026.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)	The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of June 30, 2026. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

26.5. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans, financing and debentures according to Note 15 and leases payable according to Note 12.2 after deduction of cash, cash equivalents and financial investments according to Note 4), and the “financial” derivative financial instruments, assets and liabilities, according to Note 26 Classes and categories of financial instruments and their fair values, and equity.

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period/year is as follows:

	Consolidated
	06/30/2026	12/31/2025
Gross debt and lease payable (a)	19,563,366	21,832,894
Cash, cash equivalents, and short-term investments (b)	10,687,264	9,408,480
Financial instruments (c)	12,056	275,916
Net debt = (a) - (b) - (c)	8,864,046	12,148,498
Equity	20,026,383	17,730,617
Net debt-to-equity ratio	44.26%	68.52%

26.6. Selection and use of derivative financial instruments

In selecting derivative instruments, the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 06/30/2026		Gains (losses) as of 06/30/2026
	Assets	Liabilities		06/30/2026	Assets	Liabilities	Profit or loss	Fair value adjustment of the hedged item
Foreign exchange swap (1)	USD + 4.8%	103.8% DI	Feb/29	USD 449,849	‐	(150,458)	(262,668)	(21,797)
Foreign exchange swap (1)	EUR + 3.0%	104.4% DI	Feb/27	EUR 77,535	‐	(46,221)	(80,626)	(1,075)
Foreign exchange swap (1)	SOFR + 0.9%	103.8% DI	Feb/29	USD 237,755	‐	(58,604)	(142,247)	3,834
Interest rate swap (1)	IPCA + 5.2%	105.2% DI	Jun/32	BRL 2,420,000	262,987	‐	(183,250)	199,246
Interest rate swap (1)	IPCA + 6.7%	CDI - 1.4%	Oct-35	BRL 235,355	9,991	‐	(20,059)	21,883
Interest rate swap (1)	TFC floating + 3.0%	69.9% DI	Nov/41	BRL 358,871	‐	(16,800)	(5,884)	1,150
Interest rate swap (1)	TFC floating + 4.5%	CDI – 2.4%	Jan-41	BRL 106,871	‐	(6,374)	(6,929)	19,112
Interest rate swap (1)	12.8%	104.7% DI	Apr/40	BRL 1,048,881	‐	(18,828)	(18,007)	9,502
Commodity forward (1)	BRL	Heating Oil/ RBOB	Dec-26	USD 6,986	231,303	(111,388)	(19,270)	‐
NDF (1)	BRL	USD	Dec-26	USD 32,717	8,790	(44,609)	(18,327)	‐
				Total - designated	513,071	(453,282)	(757,267)	231,855
Derivatives not designated as hedge accounting

Foreign exchange swap	USD + 0.8%	62.7% CDI	Feb/31	USD 357,500	321,507	(19,587)	(132,301)	‐
Foreign exchange swap	USD + 5.0%	CDI + 1.6%	Feb/31	USD 50,000	‐	(33,678)	(36,738)	‐
Interest rate swap	IPCA + 6.0%	91.6% CDI	Oct-31	BRL 449,700	12,033	(195)	765	‐
NDF	USD	BRL	Dec-26	USD 4,000	3,029	(4,701)	(35,829)	‐
Commodity forward	BRL	Heating Oil/ RBOB	Feb/27	USD 1,337	58,079	(23,626)	(38,984)	‐
Interest rate swap	USD + 5.3%	CDI - 1.4%	Jun/29	USD 300,000	‐	(242,045)	(74,882)	‐
				Total - not designated	394,648	(323,832)	(317,969)	‐

				Total	907,719	(777,114)	(1,075,236)	231,855
				Current	301,196	(265,552)	‐	‐
				Non-current	606,523	(511,562)	‐	‐

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.7.1).
(2)	Currency as indicated.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (3)	Fair value as of 06/30/2025		Gains (losses) as of 06/30/2025
	Assets	Liabilities		06/30/2025	Assets	Liabilities	Profit or loss	Fair value adjustment of the hedged item
Foreign exchange swap (1)	USD + 5.1%	105.0% DI	Apr/26	USD 243,565	4,043	(76,580)	(172,444)	14,832
Foreign exchange swap (1)	14.6%	106.6% DI	Oct-27	USD 89,437	3,511	‐	3,511	(12,393)
Foreign exchange swap (1)	EUR + 3.0%	104.0% DI	Feb/27	EUR 77,535	‐	(2,768)	(33,776)	(2,349)
Foreign exchange swap (1)	JPY + 1.5%	109.4% DI	-	‐	‐	‐	(30,066)	‐
Foreign exchange swap (1)	SOFR + 0.9%	103.3% DI	Feb/26	USD 104,535	‐	(43,285)	(52,011)	2,673
Interest rate swap (1)	IPCA + 5.2%	103.0% DI	Jun/32	BRL 3,040,000	342,109	(1,798)	81,704	(72,429)
Interest rate swap (1)	IPCA + 2.9%	69.5% DI	Nov/41	BRL 252,441	‐	(6,627)	(4,055)	20,965
Interest rate swap (1)	11.2%	104.3% DI	Jul/27	USD 525,791	‐	(28,114)	19,655	(24,986)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Dec/25	USD 53,600	45,907	(17,468)	17,533	‐
NDF (1)	BRL	USD	Dec/25	USD 16,532	6,590	(4,087)	9,655	‐
				Total - designated	402,160	(180,727)	(160,294)	(73,687)
Derivatives not designated as hedge accounting
Foreign exchange swap	USD + 0.0%	52.5% CDI	Jun/29	USD 300,000	361,101	‐	(174,268)	‐
Foreign exchange swap	USD + 4.9%	CDI + 1.6%	Oct-31	USD 50,000	‐	(12,834)	(63,889)	‐
NDF	USD	BRL	Sept/25	USD 14,459	19,654	(6,808)	(20,034)	‐
Commodity forward	BRL	Heating Oil/ RBOB	Nov/25	USD 25,787	8,671	(9,220)	4,731	‐
Interest rate swap	USD + 5.2%	1.4% CDI	Jun/29	USD 300,000	‐	(242,410)	21,204	‐
				Total - not designated	389,426	(271,272)	(232,256)	‐

				Total	791,586	(451,999)	(392,550)	(73,687)
				Current	156,812	(157,448)	‐	‐
				Non-current	634,774	(294,551)	‐	‐

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.7.1).
(2)	Currency as indicated.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

26.7. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have a high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated as hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

26.7.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest, exchange rates and commodities, which affect the amount of contracted debts. As of June 30, 2026, no material ineffectiveness was identified in fair value hedge operations.

26.7.2 Cash flow hedge

As of June 30, 2026, the Company and its subsidiaries do not have cash flow hedges.

26.8. Financial instruments (energy trading futures contracts)

The Company’s subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, they assume short and long-term commitments. As a result of mismatched operations, they assume energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9/CPC 48, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

Sensitivity analysis – level 2 hierarchy

	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	1,151,847	+10%	1,307,170
			-10%	927,099

Financial liabilities		678,777	+10%	877,769
			-10%	439,915

(a)	This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

27. Acquisition of Interest and Control

27.1. Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130,000 plus working capital adjustments. CADE approved the transaction on July 22, 2024. On August 13, 2024, R$ 90,000 was paid as an advance.

Until the period ended June 30, 2026, the acquisition of 27 out of 49 service stations had been completed for a total amount of R$ 67,716, of which R$ 45,414 had previously been paid as an advance.

During the period, the purchase price allocation reports of three stations in the transaction with GPA were completed. Based on the work performed, no assets or liabilities at fair value that could generate surplus value to be recognized were identified, and no elements featuring bargain purchase gain were observed.

27.2. Hidrovias do Brasil S.A.

In the period from 2023 to 2025, the Company, through its subsidiary Ultra Logística Ltda., made successive acquisitions of shares of Hidrovias do Brasil S.A., initially classified as a financial asset and subsequently as an investment in an associate, until the effective obtainment of corporate control in May 2025, then holding 50.15% of Hidrovias' share capital. The key terms, relevant events, applicable accounting criteria, and purchase price allocation (PPA) were disclosed in the corresponding Note to the annual Financial Statements for the year ended December 31, 2025.

After obtaining control, the Company, through its subsidiary, made additional acquisitions of interests that do not qualify as a business combination. Thus, the differences between the price paid and the equity value of the interests acquired were recorded directly in equity, under acquisition of shares from shareholders. As of June 30, 2026, the Company’s interest in Hidrovias was 63.38% (58.72% as of December 31, 2025), with no other relevant changes related to the business combination during the quarter.

27.3. Petrovila Combustíveis S.A

On December 1, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Petrovila Combustíveis S.A., qualifying the transaction as a business combination as defined in IFRS 3 / CPC 15 (R1). The main terms and conditions of the acquisition were disclosed in the corresponding Note to the annual Financial Statements for the year ended December 31, 2025.

The total value of the consideration was R$ 72,199, with R$ 50,000 paid through a capital contribution and R$ 22,199 recorded as contingent consideration to be settled after the contractual clauses have been fulfilled.

As of December 31, 2025, the Company determined provisional goodwill in the amount of R$ 34,934, with the purchase price allocation (PPA) remaining in process, with completion expected in 2026. For the period ended June 30, 2026, there were no material changes to the terms of the business combination or the provisional values determined.

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information For the period ended June 30, 2026

27.4. Neoagro Diesel S.A

On November 17, 2025, Neodiesel Ltda., indirect subsidiary of Ultrapar Participações S.A., completed the acquisition of 60% of the capital of Neoagro Diesel S.A. (“Neoagro”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations.

Neoagro is headquartered in Uruçuí, in the state of Piauí, and operates predominantly in that state in the Transporter-Reseller-Retailer (TRR) segment, carrying out the commercialization and transportation of bulk fuels to end consumers.

The initial payment totaled R$ 60,800, including a contribution of R$ 18,024. In the first quarter of 2026, a payment of R$ 20,884 was made. The remaining amount of R$ 14,400 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled.

The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 62,833. The purchase price allocation (PPA) will be completed in 2026.

The following table summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	3,000
Property, plant and equipment, net	17,611

Liabilities	-

Goodwill based on expected future profitability	62,833
Non-controlling interests	8,244
Assets and liabilities consolidated in the opening balance	75,200

Assets acquired	12,367
Goodwill based on expected future profitability	62,833

Acquisition value	75,200

Comprised by:
Cash	42,776
Acquisition of ownership interest via capital contribution (as non-controlling interests)	18,024
Contingent consideration to be settled	14,400
Total consideration	75,200

Net cash outflow resulting from acquisition
Initial consideration in cash	(60,800)
Cash and cash equivalents acquired	3,000
Acquisition value	(57,800)

28. Events after the reporting period

28.1. Distribution of dividends

On August 12, 2026, the Board of Directors, in a meeting held on this date, approved the distribution of dividends in the amount of R$ 1,085,945, equivalent to R$ 1.00 per common share, to be paid from September 03, 2026, onwards, without remuneration or monetary adjustment. The record date that establishes the right to receive the dividend will be August 24, 2026, in Brazil, and August 26, 2026, in the United States. Therefore, the shares will be traded “ex-dividend” from August 25, 2026, onwards on the São Paulo Stock Exchange (B3), and from August 26, 2026, onwards on the New York Stock Exchange (NYSE).

28.2. Amendment to Ultracargo debentures

In July 2026, Ultracargo amended its debentures totaling R$ 460,000, extending the original maturity date from March 2028 to March 2033. Following such amendment, the debentures bear interest at CDI + 0.56%.

66

2Q26 Earnings Release

São Paulo, August 12, 2026 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company” or “Ultrapar”), operating in energy, mobility, and logistics infrastructure through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil (B3: HBSA3), today announces its results for the second quarter of 2026.

Net revenue	Adjusted EBITDA[1]	Recurring Adjusted EBITDA[1]
R$ 41.5 billion	R$ 3.5 billion	R$ 3.7 billion

Net income	Cash generation from operations	Investments
R$ 1.7 billion	R$ 4.8 billion	R$ 517 million

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Continuity of Ultrapar’s good operating results
-	Strong EBITDA growth, with all businesses posting growth, primarily driven by Ipiranga's results.
-	Net income in 1H26 increased by 71% compared to 2025.
-	Record operating cash generation of R$ 4.8 billion, reflecting solid performance of businesses and working capital release at Ipiranga.
-	Leverage at the lowest level since 2008, at 0.9x, primarily reflecting the robust operating cash generation. Including the effect of draft discount for suppliers, leverage is 1.1x.
  Approval of a share buyback program for up to 18 million shares.
  Distribution of R$ 1.085 billion in interim dividends, equivalent to R$ 1.00 per share or dividend yield of 3.8%.
  Advances in the growth, productivity and value creation agenda
-	Completion of Ultracargo's largest investment cycle, with the commissioning and commencement of the installed capacities in Suape and Itaqui in 3Q26.
  Advances in the institutional agenda
-	Expansion of the “Gás do Povo” program, which achieved broader nationwide coverage, reaching more than 1,800 municipalities.

  First-time inclusion in the Dow Jones Best-in-Class Emerging Markets Index. Retained in the Corporate Sustainability Index (ISE) portfolio for the third consecutive year, advancing 12 positions; standing out for an improved CDP score and recognition of advances in governance and innovation practices.

67

2Q26 Earnings Release

Considerations on the financial and operational information

The financial information presented on this document was extracted from the interim financial information (“Quarterly Information”) for the period ended on June 30, 2026, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34, issued by the IASB, and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”).

Information on Ipiranga, Ultragaz, Ultracargo, and Hidrovias is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that preceded them.

Information denominated EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income), EBITDA (Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA and recurring Adjusted EBITDA are presented in accordance with Resolution 156, issued by the CVM in June 2022.

Adjusted EBITDA considers adjustments from usual business transactions that impact the results but do not have potential cash generation, such as the amortization of contractual assets with customers, amortization of fair value adjustments and capital loss of associates, and the mark-to-market of energy future contracts. Regarding recurring Adjusted EBITDA, the Company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by exceptional events, whether positive or negative. The calculation of EBITDA from net income is detailed in the table below.

In May 2025, the Company became the controlling shareholder of Hidrovias, as per the Material Fact disclosed to the market, consolidating its results as of that date. From that moment, Hidrovias’ results began to be incorporated into Ultrapar’s EBITDA, while the period prior to the acquisition of control remained recorded using the equity method. As announced, Hidrovias completed the sale of its coastal navigation operation in November 2025; therefore, the 4Q25 results only reflect one month of this operation, as the balances had been presented as a discontinued operation since 1Q25.

68

2Q26

R$ million

ULTRAPAR		Quarter		Year-to-date
	2Q26	2Q25	1Q26	1H26	1H25
Net Income	1,677	1,151	914	2,591	1,514
(+) Income and social contribution taxes	793	341	498	1,291	589
(+) Net financial (income) expenses	520	31	398	919	211
(+) Depreciation and amortization¹	429	388	435	864	688
EBITDA	3,420	1,910	2,246	5,666	3,002
Accounting adjustment
(+) Amortization of contractual assets with customers – exclusive and amortization of fair value adjustments on associates’ acquisition	149	113	147	296	219
(+) MTM of energy futures contracts	(45)	42	(69)	(114)	33
(+/-) Hedge accounting	-	4	-	-	4
Adjusted EBITDA	3,524	2,070	2,324	5,848	3,258
Ipiranga	2,773	1,199	1,657	4,430	2,031
Ultragaz	344	442	385	729	835
Ultracargo	159	141	165	325	307
Hidrovias²	322	323	194	515	185
Holding and other companies
Holding	(54)	(56)	(56)	(110)	(110)
Other companies	(20)	(12)	(21)	(41)	(21)
Extraordinary expenses/provisions from divestments	-	32	-	-	32
Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	9	(34)	8	17	(39)
(-) Credits and provisions (Ipiranga)	-	(487)	-	-	(487)
(-) Earn-out / impairment Stella (Ultragaz)	124	-	-	124	-
(-) Extraordinary expenses/provisions from divestments	-	(32)	-	-	(32)
(-) Assets write-off and customer indemnifications (Hidrovias)	-	(48)	(12)	(12)	(48)
Recurring adjusted EBITDA	3,657	1,468	2,320	5,977	2,651
Ipiranga	2,782	678	1,665	4,447	1,504
Ultragaz	468	442	385	853	835
Ultracargo	159	141	165	325	307
Hidrovias²	322	276	182	504	137
Holding and other companies
Holding	(54)	(56)	(56)	(110)	(110)
Other companies	(20)	(12)	(21)	(41)	(21)

¹ Does not include amortization of contractual assets with customers – exclusive rights

² 1Q25 figures considered in 1H25 refer to the share of proﬁt (loss) of subsidiaries, joint ventures and associates in Hidrovias

69

2Q26

R$ million

ULTRAPAR	Quarter					Year-to-date
	2Q26	2Q25	1Q26	2Q26 x 2Q25	2Q26 x 1Q26	1H26	1H25	1H26 x 1H25
Net revenue	41,521	34,088	36,752	22%	13%	78,273	67,417	16%
Cost of products sold	(36,903)	(31,933)	(33,578)	16%	10%	(70,480)	(63,121)	12%
Gross profit	4,619	2,155	3,174	114%	46%	7,792	4,297	81%
Selling, general and administrative	(1,439)	(1,189)	(1,320)	21%	9%	(2,759)	(2,309)	19%
Results from disposal of assets	(134)	(28)	0	374%	n/a	(134)	(23)	482%
Other operating results	(35)	453	(23)	-108%	52%	(58)	367	-116%
Adjusted EBITDA	3,524	2,070	2,324	70%	52%	5,848	3,258	79%
Recurring Adjusted EBITDA¹	3,657	1,468	2,320	149%	58%	5,977	2,651	125%
Depreciation and amortization²	(578)	(501)	(582)	15%	-1%	(1,160)	(907)	28%
Financial Results	(520)	(31)	(398)	1587%	31%	(919)	(211)	336%
Net income	1,677	1,151	914	46%	83%	2,591	1,514	71%
Investments	517	544	558	-5%	-7%	1,075	960	12%
Cash flow from operating activities	4,789	939	1,103	410%	334%	5,891	942	526%

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 41,521 million (+22% vs 2Q25), mainly reflecting higher revenues of Ipiranga. Compared to 1Q26, there was a 13% increase, due to the higher revenues of Ipiranga, Ultragaz and Hidrovias – in line with the seasonality of these businesses.

Recurring Adjusted EBITDA – Total of R$ 3,657 million (+149% vs 2Q25), with growth across all businesses, highlighting Ipiranga’s robust results. Compared to 1Q26, recurring Adjusted EBITDA increased by 58%, mainly due to better results of Ipiranga and Hidrovias.

Results from the Holding and other companies – Negative result R$ 74 million, comprising: (i) R$ 54 million in Holding expenses (R$ 2 million lower than in 2Q25), and (ii) R$ 20 million in expenses from the other companies, mainly due to the negative result of R$ 18 million from Refinaria Riograndense.

Depreciation and amortization – Total of R$ 578 million (+15% vs 2Q25), reflecting the effect of the consolidation of Hidrovias as of May 2025 and higher amortization expenses of contractual assets at Ipiranga, driven by the increase in sales volume. Compared to 1Q26, depreciation and amortization expenses decreased by 1%.

Financial result – Expenses of R$ 520 million (worsening of R$ 489 million vs 2Q25), mainly resulting from the positive effect in 2Q25 of R$ 344 million of the monetary adjustment of extraordinary tax credits and the negative one-off mark-to-market effect of R$ 127 million in 2Q26. Compared to 1Q26, there was a worsening of R$ 122 million, reflecting mark-to-market effects (negative R$ 127 million in 2Q26 vs positive R$ 76 million in 1Q26), partially offset by lower net debt in the period.

Net income – Total of R$ 1,677 million (+46% vs R$ 1,151 million in 2Q25), reflecting better operating results, partially offset by higher depreciation, amortization and financial expenses. Compared to 1Q26, net income increased by R$ 763 million, due to higher operating results, partially offset by higher financial expenses.

Cash flow from operating activities – Record operating cash generation of R$ 4,789 million, against R$ 939 million in 2Q25, reflecting better operating results and working capital release at Ipiranga. The result also reflects the additional contracting of R$ 833 million in draft discount for suppliers’ transactions, preserving liquidity in an environment still marked by the volatility of international markets. Excluding this effect, the operating cash generation was R$ 3,956 million in 2Q26.

70

2Q26

R$ million

IPIRANGA	Quarter					Year-to-date
	2Q26	2Q25	1Q26	2Q26 x 2Q25	2Q26 x 1Q26	1H26	1H25	1H26 x 1H25
Total volume (‘000 m³)	6,173	5,733	6,021	8%	3%	12,194	11,310	8%
Diesel	3,208	2,925	3,026	10%	6%	6,234	5,700	9%
Otto cycle	2,868	2,700	2,890	6%	-1%	5,758	5,399	7%
Others¹	97	107	105	-9%	-8%	203	211	-4%
Net revenues	37,462	30,296	33,110	24%	13%	70,572	60,530	17%
Cost of products sold and service provided	(33,978)	(29,048)	(30,812)	17%	10%	(64,790)	(57,854)	12%
Gross profit	3,484	1,248	2,298	179%	52%	5,782	2,677	116%
Gross margin (R$/m³)	564	218	382	159%	48%	474	237	100%
Selling, general and administrative	(970)	(773)	(885)	26%	10%	(1,855)	(1,535)	21%
Results from disposal of assets	(9)	34	(8)	-127%	16%	(17)	39	-144%
Other operating results	(40)	396	(43)	-110%	-7%	(84)	291	-129%
Adjusted EBITDA	2,773	1,199	1,657	131%	67%	4,430	2,031	118%
Adjusted EBITDA margin (R$/m³)	449	209	275	115%	63%	363	180	102%
Non-recurring²	9	(521)	8	-102%	16%	17	(527)	-103%
Recurring Adjusted EBITDA	2,782	678	1,665	310%	67%	4,447	1,504	196%
Recurring Adjusted EBITDA margin (R$/m³)	451	118	276	281%	63%	365	133	174%
Depreciation and amortization³	314	299	298	5%	5%	613	565	8%

Recurring Adjusted LTM EBITDA	6,405	3,284	4,300	95%	49%	6,405	3,284	95%
Recurring Adjusted LTM EBITDA margin (R$/m³)	258	140	176	84%	46%	258	140	84%

¹ Fuel oils, arla 32, kerosene, lubricants and greases; ² Non-recurring items described in the EBITDA calculation table – page 2

³ Includes amortization with contractual assets with customers – exclusive rights

Operational performance – The total volume sold increased by 8% compared to 2Q25, with an increase of 10% in diesel and 6% in the Otto cycle. This result demonstrates the continued market recovery, associated with the reduction of irregularities in the sector, as well as the ongoing conflict in the Middle East, which has reinforced the relevance of structural operators with import and supply management capabilities. Compared to 1Q26, sales volume increased by 3%, in line with the usual seasonality between the periods.

Net revenues – Total of R$ 37,462 million (+24% vs 2Q25), reflecting higher sales volume and the pass-through of a significant increase in fuel acquisition costs, particularly imported diesel, in a context of a higher share of imported products to meet the demands of our network of service stations and consumers. Compared to 1Q26, net revenues increased by 13%, due to the dynamics of higher volumes and pass-through of fuel cost increases.

Cost of goods sold – Total of R$ 33,978 million (+17% vs 2Q25 and +10% vs 1Q26), due to higher sales volume and higher fuel acquisition costs.

Selling, general and administrative expenses – Total of R$ 970 million (+26% vs 2Q25), due to: (i) higher freight expenses, driven by higher sales volumes and higher diesel costs; (ii) higher personnel expenses (higher variable compensation provision, in line with the progression of results); and (iii) higher allowance for expected credit losses, partially offset by lower marketing expenses. Compared to 1Q26, there was a 10% increase, reflecting mainly higher freight expenses, partially offset by lower personnel and marketing expenses.

Result from disposal of assets – Negative result totaling R$ 9 million (vs positive result of R$ 34 million in 2Q25), with lower sale of real estate assets and a one-off asset write-off effect. Compared to 1Q26, there was a R$ 1 million decrease.

Other operating results – Expenses of R$ 40 million (vs revenue of R$ 396 million in 2Q25), due to the recognition of extraordinary tax credits in 2Q25 and lower expenses with decarbonization credits, given the lower price level. Compared to 1Q26, there was an improvement of R$ 3 million, mainly due to lower expenses with decarbonization credits.

Recurring Adjusted EBITDA – Total of R$ 2,782 million (vs R$ 678 million in 2Q25), reﬂecting: (i) structural effects related to the continued improvement in a fairer competitive environment with advances in combating irregularities in the sector, with positive impacts on volume, scale gains and margins, and (ii) conjunctural effects, associated with the ongoing conflict in the Middle East. Compared to 1Q26, there was a R$ 1,117 million improvement, reflecting the same effects mentioned above.

Investments – R$ 263 million was invested, allocated to the expansion and maintenance of its service stations and franchises network, in addition to investments towards enhancing the technology platform, focusing on the replacement of Ipiranga’s ERP system, scheduled for 2027. Of the total invested, R$ 142 million refers to additions to fixed and intangible assets and R$ 121 million to contractual assets with customers (exclusive rights).

71

2Q26

R$ million

ULTRAGAZ	Quarter					Year-to-date
	2Q26	2Q25	1Q26	2Q26 x 2Q25	2Q26 x 1Q26	1H26	1H25	1H26 x 1H25
Total volume (‘000 ton)	418	432	405	-3%	3%	823	839	-2%
Bottled	264	276	259	-4%	2%	523	533	-2%
Bulk	154	156	146	-2%	5%	300	305	-2%
Net revenues	3,194	3,127	2,965	2%	8%	6,159	5,990	3%
Cost of products sold	(2,506)	(2,548)	(2,358)	-2%	6%	(4,863)	(4,876)	0%
Gross profit	689	579	607	19%	13%	1,296	1,114	16%
Selling, general and administrative	(284)	(263)	(260)	8%	9%	(543)	(511)	6%
Results from disposal of assets	(124)	(17)	(0)	653%	n/a	(125)	(17)	645%
Other operating results	4	1	2	185%	71%	7	17	-61%
Operating income	285	301	349	-5%	-18%	634	604	5%
MTM of energy futures contracts	(45)	42	(69)	-208%	-35%	(114)	33	-443%
Adjusted EBITDA¹	344	442	385	-22%	-11%	729	835	-13%
Adjusted EBITDA margin (R$/ton)	824	1,023	950	-19%	-13%	886	996	-11%
Non-recurring²	124	-	-	n/a	n/a	124	-	n/a
Recurring Adjusted EBITDA	468	442	385	6%	22%	853	835	2%
Recurring Adjusted EBITDA margin (R$/ton)	1,120	1,023	950	9%	18%	1,036	996	4%
Depreciation and amortization	104	99	104	5%	0%	208	197	6%

Recurring Adjusted LTM EBITDA	1,790	1,725	1,764	4%	1%	1,790	1,725	4%
Recurring Adjusted LTM EBITDA margin (R$/ton)	1,056	987	1,032	7%	2%	1,056	987	7%

¹ Includes contribution from the result of new energies

² Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – The volume of LPG sold totaled 418 thousand tons in 2Q26 (-3% vs 2Q25), with a 4% decrease in the bottled segment, due to lower demand and competitive dynamics, and a 2% decrease in the bulk segment, due to lower demand in the industry segment. Compared to 1Q26, the volume was 3% higher, in line with the typical seasonality between the periods.

Net revenues – Total of R$ 3,194 million (+2% vs 2Q25), reflecting the pass-through of increased LPG costs, a more favorable bulk sales mix and a higher contribution from the new energies segment, partially offset by lower sales volumes. Compared to 1Q26, net revenues increased by 8%, mainly driven by higher sales volume.

Cost of goods sold – Total of R$ 2,506 million (-2% vs 2Q25), with pressure from higher LPG acquisition costs amid the conflict in the Middle East and the addition of costs related to the new energies segment, partially offset by the positive mark-to-market effect of energy future contracts. Compared to 1Q26, cost of goods sold increased by 6%, mainly due to higher sales volumes and higher freight costs resulting from increased diesel prices.

Selling, general and administrative expenses – Total of R$ 284 million (+8% vs 2Q25), due to higher freight expenses resulting from increased diesel prices, higher allowance for expected credit losses, and one-off marketing expenses related to the institutional campaign, partially offset by lower personnel expenses. Compared to 1Q26, there was a 9% increase, due to the same effects observed in the annual comparison.

Result from disposal of assets – Non-recurring negative result of R$ 124 million, resulting from the write-off of investments related to the sale of Stella, in line with the review of new energies portfolio, which focuses on opportunities that are more aligned with the Company's strategy and with greater return potential. In 2Q25, the negative result was R$ 17 million, reflecting one-off asset write-offs.

Recurring Adjusted EBITDA – Total of R$ 468 million (+6% vs 2Q25), resulting from: (i) more favorable sales mix for LPG, which offset the lower volume, and (ii) the effect of R$ 17 million in asset write-offs recorded in 2Q25. Compared to 1Q26, recurring Adjusted EBITDA increased by 22%, supported by higher volume and more favorable sales mix, partially offset by higher expenses.

Investments – R$ 151 million was invested in 2Q26, mainly allocated to the evolution of the technology platform (focusing on the ERP replacement), the expansion of bulk segment and biomethane, the acquisition and replacement of LPG bottles, and improvements related to infrastructure and safety.

72

2Q26

R$ million

ULTRACARGO	Quarter					Year-to-date
	2Q26	2Q25	1Q26	2Q26 x 2Q25	2Q26 x 1Q26	1H26	1H25	1H26 x 1H25
Installed capacity¹ (‘000 m³)	1,156	1,067	1,152	8%	0%	1,154	1,067	8%
m³ sold (‘000 m³)	4,421	3,703	4,459	19%	-1%	8,880	7,728	15%
Net revenues	265	247	276	7%	-4%	541	517	5%
Cost of service provided	(116)	(104)	(118)	11%	-2%	(235)	(208)	13%
Gross profit	149	142	158	4%	-6%	307	310	-1%
Gross margin (%)	56%	58%	57%	-1.6p.p.	-1.0p.p.	57%	60%	-3.2p.p.
Selling, general and administrative	(38)	(45)	(42)	-16%	-10%	(80)	(87)	-8%
Results from disposal of assets	(0)	(0)	0	n/a	n/a	0	0	n/a
Other operating results	2	5	2	-52%	20%	4	7	-42%
Adjusted EBITDA	159	141	165	13%	-4%	325	307	6%
Adjusted EBITDA margin (%)	60%	57%	60%	3.0p.p.	0.2p.p.	60%	59%	0.7p.p.
Adjusted EBITDA margin (R$/m³ capacity)	46	44	48	4%	-4%	47	48	-2%
Depreciation and amortization²	47	38	48	22%	-3%	95	76	25%

Adjusted LTM EBITDA	603	644	584	-6%	3%	603	644	-6%
Adjusted LTM EBITDA margin (%)	58%	60%	57%	-2.7p.p.	0.8p.p.	58%	60%	-2.7p.p.
¹ Monthly average ² Includes amortization of fair value adjustments on associates acquisition

Operational performance – The average installed capacity increased by 8% compared to 2Q25, with the addition of new capacities in Palmeirante, Rondonópolis, Santos, and Opla. The m³ sold increased by 19%, mainly reflecting the ramp-up of newly installed capacities. The demand for fuel import storage has been impacted by the conflict in the Middle East, with import windows closed since March. Compared to 1Q26, the m³ sold decreased by 1%, due to the impact of the conflict on the turnover of operations at the port terminals, partially offset by the ramp-up of the expansions.

Net revenues – Total of R$ 265 million (+7% vs 2Q25), driven by higher m³ sold, highlighting Santos, Opla and Rondonópolis operations, partially offset by a less favorable sales mix, with higher share of inland bases. Compared to 1Q26, net revenues decreased by 4%, mainly due to lower m³ sold.

Cost of services provided – Total of R$ 116 million (+11% vs 2Q25), due to higher depreciation resulting from capacity additions, increased operating costs associated with higher volume handled and increased maintenance and technology costs, partially offset by the one-off reversal of provisions for contingencies. Compared to 1Q26, there was a 2% decrease, due lower m³ sold, lower personnel costs, and a one-off reversal of provisions for contingencies.

Selling, general and administrative expenses – Total of R$ 38 million (-16% vs 2Q25 and -10% vs 1Q26), with lower personnel expenses and positive effect of one-off reversal of provisions for contingencies.

Adjusted EBITDA – Total of R$ 159 million (+13% vs 2Q25), mainly due to the higher volume handled and lower expenses, partially offset by a less favorable sales mix, with a higher share of inland bases, and higher costs. Compared to 1Q26, there was a 4% decrease, mainly reflecting the lower m³ sold, partially offset by lower costs and expenses.

Investments – R$ 75 million was invested in 2Q26, mainly allocated to capacity expansion projects, especially Itaqui and Suape.

73

2Q26

R$ million

HIDROVIAS DO BRASIL	Quarter					Year-to-date
	2Q26	2Q25	1Q26	2Q26 x 2Q25	2Q26 x 1Q26	1H26	1H25	1H26 x 1H25
Total volume (‘000 ton)	4,239	4,922	3,202	-14%	32%	7,441	9,084	-18%
Net Revenue	664	684	445	-3%	49%	1,109	1,225	-9%
Net operating revenue	664	690	445	-4%	49%	1,109	1,245	-11%
Hedge accounting	-	(6)	-	n/a	n/a	-	(20)	n/a
Operating costs	(283)	(300)	(243)	-6%	17%	(525)	(550)	-5%
Depreciation and amortization (costs)	(79)	(85)	(85)	-7%	-7%	(165)	(173)	-5%
Gross profit	302	300	117	1%	158%	419	502	-16%
Gross margin (%)	45%	44%	26%	1.7p.p.	19.2p.p.	38%	41%	-3.1p.p.
General and administrative	(67)	(55)	(38)	21%	76%	(105)	(110)	-4%
Depreciation and amortization (expenses)	(8)	(8)	(7)	-7%	17%	(14)	(17)	-18%
Results from disposal of assets	(1)	(48)	9	-99%	-106%	8	(82)	-110%
Other operating results	(2)	4	18	-151%	-111%	16	11	42%
Adjusted EBITDA	322	304	194	6%	66%	515	525	-2%
Adjusted EBITDA margin (%)	48%	44%	44%	4.3p.p.	4.9p.p.	46%	42%	4.3p.p.
Non-recurring¹	-	44	(12)	-100%	-100%	(12)	80	-115%
Recurring Adjusted EBITDA	322	348	182	-8%	77%	504	604	-17%
Continuing operations	322	324	182	-1%	77%	504	559	-10%
Discontinued operations	-	24	-	n/a	n/a	-	45	n/a
Recurring adjusted EBITDA margin (%)	48%	51%	41%	-2.4p.p.	7.5p.p.	45%	49%	-3.9p.p.
Depreciation and amortization	87	93	92	-7%	-5%	179	191	-6%

Recurring Adjusted LTM EBITDA	1,024	765	1,050	34%	-3%	1,024	765	34%
Recurring Adjusted LTM EBITDA margin (%)	44%	40%	45%	4.4p.p.	-0.7p.p.	44%	40%	4.4p.p.

¹ Non-recurring items for 2Q26 are described in the EBITDA calculation table – page 2. Regarding the comparative periods, non-recurring items can be consulted directly in the Earnings Release, on the company’s website. Results Center - Hidrovias IR

The table above presents Hidrovias’ full results since January 2025, as disclosed by the company on its Investor Relations website. The figures were maintained as originally published, reflecting the complete quarterly results.

Operational performance – Total volume handled in 2Q26 was 4,239 thousand tons (-14% vs 2Q25), reflecting the effect of the sale of the Coastal Navigation operation. Excluding this effect, volume handled in 2Q26 was 5% higher than in 2Q25, highlighting the greater cargo handling in Paraguay and Santos, partially offset by lower volume in the integrated system in the North and lower demand for fertilizers in the region. Compared to 1Q26, volume handled was 32% higher, reflecting the usual seasonality of the period, associated with better navigability conditions.

Net revenues (ex-hedge accounting) – Total of R$ 664 million (-4% vs 2Q25), impacted by the sale of the Coastal Navigation operation. Considering continuing operations, net revenues increased by 7% in the period, mainly reflecting higher volumes handled in Paraguay, as well as the recognition of take-or-pay under fertilizer contracts in Brazil. Compared to 1Q26, net revenues increased by 49%, reflecting higher volume due to the operating seasonality.

Cost of services provided – Total of R$ 283 million (-6% vs 2Q25), due to the sale of the Coastal Navigation operation, partially offset by higher variable costs in Paraguay resulting from the higher share of iron ore and higher maintenance costs. Compared to 1Q26, costs increased by 17%, due to higher volume handled during the period.

Selling, general and administrative expenses – Total of R$ 67 million (+21% vs 2Q25). Excluding the Coastal Navigation operation, there was a 26% increase, due to: (i) the reversal of variable compensation provisions recorded in 2Q25, (ii) higher one-off third-party service expenses, including contributions to associations focused on improving the transport route infrastructure, and (iii) higher technology-related expenses associated with productivity and efficiency projects. Compared to 1Q26, the increase mainly reflects the one-off reversal of contingency provisions in 1Q26, in addition to the effects mentioned above.

Recurring Adjusted EBITDA – Total of R$ 322 million (-8% vs 2Q25), mainly impacted by the sale of the Coastal Navigation operation. Considering continuing operations, recurring Adjusted EBITDA decreased by 1% during the period, reflecting increased operating costs and expenses. Compared to 1Q26, there was a 77% increase, due to higher volume handled, in line with the seasonality of operations and better use of assets.

Investments – R$ 23 million was invested in 2Q26, mainly allocated to maintenance of navigation assets in the North and Paraguay.

74

2Q26

R$ million

ULTRAPAR – Indebtedness	Quarter
	2Q26	2Q25	1Q26
Cash and cash equivalents¹	10,687	6,437	9,053
Gross debt¹	(17,863)	(17,618)	(19,428)
Leases payable	(1,700)	(1,749)	(1,694)
Derivative financial instruments¹	12	295	(205)
Net debt	(8,864)	(12,635)	(12,275)
Adjusted LTM EBITDA²	9,482	6,779	8,029
Net debt/Adjusted LTM EBITDA²	0.9x	1.9x	1.5x
Draft discount for suppliers	(1,982)	(258)	(1,150)
Financial liabilities of customers (vendor)	(39)	(122)	(55)
Net debt + draft discount + vendor + receivables	(10,886)	(13,015)	(13,479)
Average gross debt duration (years)	2.9	3.6	3.1
Average cost of gross debt	108% DI	107% DI	108% DI
	DI +1.1%	DI +0.9%	DI +1.1%
Average cash yield (% DI)³	97%	99%	97%

¹ Since 2Q25, the “Cash and cash equivalents” and “Gross debt” lines no longer present the balance of “Derivative financial instruments”. For further information, please see note 26 of Ultrapar’s financial statements

² Adjusted LTM EBITDA does not include LC 192 and impairment. Includes the effect of Hidrovias’ Adjusted EBITDA for the last 12 months (excluding the effects of impairment and result of coastal navigation) and excludes the effects of share of profit (loss) of subsidiaries, joint ventures and associates recorded at Ultrapar

³ Disregards funds invested abroad for debt protection

Ultrapar ended 2Q26 with net debt of R$ 8,864 million (0.9x Adjusted LTM EBITDA), compared to R$ 12,275 million in 1Q26 (1.5x Adjusted LTM EBITDA). The improvement reflects the solid operating cash generation during the period, which enabled the reduction of gross debt through the settlement of debts of Hidrovias and Ipiranga.

Considering the effects of draft discount for suppliers and vendor transactions, adjusted net debt totaled R$ 10,886 million in 2Q26 (1.1x Adjusted LTM EBITDA), compared to R$ 13,479 million in 1Q26 (1.7x Adjusted LTM EBITDA). The maintenance of these transactions in the quarter contributed to preserving liquidity in an environment still marked by the volatility of international markets.
75

2Q26

Cash and maturity profile and breakdown of the gross debt (R$ million):

10,687
4,449
3,420
4,995
1,216
2,723
1,060
Cash and cash equivalents
Up to 1 year
From 1 to 2 years
From 2 to 3 years
From 3 to 4 years
From 4 to 5 years
> 5 years

49%
51%
96.4%
3.6%
Local currency
Foreign currency
Hedge
Non hedge

76

2Q26

Updates on sustainability themes

Ultra Group and its businesses continue to strengthen the sustainability agenda, with advances in management and results reflected in external recognitions, including the first-time inclusion in the Dow Jones Best-in-Class Emerging Markets Index, one of the leading global sustainability indices for companies in emerging markets, as well as a 12-position improvement in the ISE B3.

Ipiranga held another edition of Dia D+ Segurança, reinforcing its commitment to strengthening the culture of safety and risk prevention. The initiative brought together employees and leaders from operational units and offices, expanding the dialogue on safe practices and risk management in day-to-day operations. With the presence of on-site leadership, the meeting reaffirmed safety as an essential value for the sustainability and operational excellence of the business.

Ultragaz advanced in expanding the use of biomethane in road freight transport by taking over the supply and distribution of fuel in a green corridor in São Paulo, developed in partnership with TransJordano and Scania and supported by BNDES. This initiative contributes to the development of the infrastructure necessary for the adoption of renewable fuels and reinforces the Company's role in the decarbonization of the logistics sector.

Ultracargo expanded its operations in the biofuel chain with unprecedented biodiesel operations via river and rail, strengthening strategic logistics corridors in the Northern Arc and increasing the efficiency, competitiveness, and sustainability of transportation. Furthermore, in partnership with Inpasa and PBio, it enabled the first integrated export operation of biofuels through the Port of Aratu, connecting national production to the European market and reinforcing the company's role in the energy transition.

Hidrovias advanced in its social impact agenda through partnerships with public and private institutions. In Barcarena (PA), the Company, in partnership with SESI, supported the SESI Saúde Conectada vessel, expanding access to health care for riverside communities. The company also acted as a partner in the implementation of the Pará Fishing Agreements, a public policy conducted by the State Secretariat for the Environment and Sustainability (SEMAS), through the Regulariza Pará Program, recognized by the United Nations (UN) for its contribution to the participatory management of fisheries resources. The initiative benefits more than 20,000 families in approximately 337 communities, promoting environmental conservation, food security, and income generation in the Amazon.

Iconic expanded the use of biomethane in its distribution logistics along the highway corridor between the metropolitan region of São Paulo and Duque de Caxias (RJ), in partnership with carriers in its logistics chain and with supply support from Ultragaz. Currently, 28% of trips on this route are made with trucks fueled by biomethane, a fuel that can provide emission reductions of up to 99% compared to conventional fuels, reinforcing the advances in decarbonizing the business's distribution logistics.

ULTRAPAR - Capital markets	Quarter
	2Q26	2Q25	1Q26
Final number of shares (‘000 shares)	1,115,850	1,115,507	1,115,850
Market cap¹ (R$ million)	29,079	19,566	32,047
B3
Average daily trading volume (‘000 shares)	6,012	5,872	6,504
Average daily financial volume (R$ thousand)	167,405	99,322	166,217
Average share price (R$/share)	27.85	16.91	25.56
NYSE
Quantity of ADRs² (‘000 ADRs)	70,242	67,360	70,253
Average daily trading volume (‘000 ADRs)	2,966	1,962	2,399
Average daily financial volume (US$ thousand)	16,338	5,928	11,872
Average share (US$/ADRs)	5.51	3.02	4.95
Total
Average daily trading volume (‘000 shares)	8,978	7,834	8,903
Average daily financial volume (R$ thousand)	249,988	132,869	228,416

¹ Calculated on the closing share price for the period

² 1 ADR = 1 common share

77

2Q26

The average daily trading volume of Ultrapar’s shares, considering B3 and NYSE, was R$ 250 million/day in 2Q26 (+88% vs 2Q25). Ultrapar’s shares closed 2Q26 at R$ 26.06 on B3, down 9% in the quarter, while Ibovespa index depreciated by 8% in the same period. On the NYSE, Ultrapar’s shares depreciated by 9%, while the Dow Jones index rose 13% in the quarter. At the end of 2Q26, Ultrapar reached a market cap of approximately R$ 29 billion.

UGPA3 x Ibovespa performance

(Base 100)

Source: Broadcast

2Q26 Conference call

Ultrapar will host a conference call with analysts and investors on August 13, 2026 to comment on the Company’s performance in the second quarter of 2026. The presentation will be available for download on the Company’s website 30 minutes prior to the start.

The conference call will be broadcast via Zoom and conducted in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11:00 (BRT) / 10:00 (EDT)

Access link via Zoom

Participants in Brazil and international: click here.

78

2Q26

R$ million

ULTRAPAR – Balance sheet	Jun 26	Jun 25	Continued op.	Discontinued op.	Mar 26

ASSETS
Cash and cash equivalents	4,645	2,909	2,897	12	3,861
Financial investments and other financial assets	4,606	1,089	1,088	1	3,298
Derivative instruments	301	157	157	-	475
Trade receivables and reseller financing	4,747	4,278	4,233	45	4,758
Inventories	5,463	4,055	4,039	17	4,546
Recoverable taxes	2,175	2,336	2,309	27	2,182
Energy trading futures contracts	320	226	226	-	332
Prepaid expenses	173	211	211	-	233
Contractual assets with customers – exclusive rights	661	644	644	-	656
Others	382	382	353	29	454
Assets held for sale	-	-	700	-	-
Total current assets	23,472	16,288	16,857	130	20,796
Financial investments and other financial assets	1,436	2,439	2,420	19	1,894
Derivative instruments	607	635	635	-	567
Trade receivables and reseller financing	736	761	761	-	779
Deferred income and social contribution taxes	782	976	896	80	1,039
Recoverable taxes	3,637	3,614	3,614	0	3,873
Energy trading futures contracts	832	314	314	-	800
Escrow deposits	505	492	471	21	491
Prepaid expenses	88	57	57	-	83
Contractual assets with customers - exclusive rights	1,453	1,444	1,444	-	1,503
Related parties	55	60	60	-	55
Other receivables	240	393	387	6	275
Investments in subsidiaries, joint ventures and associates	631	430	510	(80)	654
Right-of-use assets	1,898	1,940	1,940	-	1,902
Property, plant and equipment	12,057	11,943	11,583	360	12,085
Intangible assets	3,344	3,823	3,660	163	3,421
Total non-current assets	28,300	29,321	28,751	569	29,422
Total assets	51,772	45,608	45,608	700	50,217
LIABILITIES
Trade payables	4,988	2,876	2,855	20	3,313
Trade payables - draft discount for suppliers	1,982	258	258	-	1,150
Loans, financing and debentures	4,449	3,095	3,031	64	4,360
Derivative instruments	266	157	157	-	819
Salaries and related charges	502	442	438	3	462
Taxes payable	649	593	573	19	749
Leases payable	318	376	376	-	308
Energy trading futures contracts	235	176	176	-	255
Financial liabilities of customers (vendor)	36	93	93	-	47
Dividends payable	37	86	86	-	26
Others	820	764	764	-	989
Liabilities held for sale	-	-	472	-	-
Total current liabilities	14,281	8,914	9,280	107	12,479
Loans, financing and debentures	13,414	14,523	14,158	365	15,068
Derivative instruments	512	295	295	-	591
Energy trading futures contracts	443	107	107	-	449
Provision for tax, civil and labor risks	467	625	625	-	475
Post-employment benefits	197	209	209	-	197
Leases payable	1,383	1,374	1,374	-	1,386
Financial liabilities of customers (vendor)	4	30	30	-	8
Others	1,047	1,136	1,136	-	1,054
Total non-current liabilities	17,465	18,298	17,933	365	19,228
Total liabilities	31,746	27,212	27,212	472	31,707
EQUITY
Share capital	7,987	6,622	6,622	-	7,987
Reserves	8,288	8,602	8,602	-	8,283
Treasury shares	(798)	(810)	(810)	-	(821)
Others	2,481	1,660	1,660	-	1,022
Non-controlling interests	2,068	2,322	2,322	-	2,039
Total equity	20,026	18,396	18,396	-	18,510
Total liabilities and equity	51,772	45,608	45,608	472	50,217

Cash and cash equivalents	10,687	6,437			9,053
Gross debt	(17,863)	(17,618)			(19,428)
Derivative financial instruments	12	295			(205)
Leases Payable	(1,700)	(1,749)			(1,694)
Net debt	(8,864)	(12,635)			(12,275)

79

2Q26

R$ million

ULTRAPAR – Income statement	2Q26	2Q25			1Q26	1H26	1H25
			Continued op.	Discontinued op.
Net revenues from sales and services	41,521	34,088	34,055	33	36,752	78,273	67,417
Cost of products sold and services provided	(36,903)	(31,933)	(31,907)	(26)	(33,578)	(70,480)	(63,121)
Gross profit	4,619	2,155	2,148	7	3,174	7,792	4,297
Operating revenues (expenses)
Selling and marketing	(809)	(649)	(649)	-	(664)	(1,473)	(1,250)
General and administrative	(630)	(541)	(539)	(1)	(656)	(1,285)	(1,059)
Results from disposal of assets	(134)	(28)	15	(44)	0	(134)	(23)
Other operating results	(35)	453	450	3	(23)	(58)	367
Operating income	3,010	1,391	1,425	(35)	1,832	4,842	2,331
Financial results
Financial income	207	648	644	3	979	1,186	825
Financial expenses	(728)	(678)	(676)	(3)	(1,377)	(2,105)	(1,035)
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	(19)	41	41	-	(20)	(39)	(108)
Amortization of fair value adjustments on associates acquisition	(0)	(0)	(0)	-	(0)	(1)	(1)
Gain (loss) on obtaining control of an affiliate	-	91	91	-	-	-	91
Income before taxes and social contribution taxes	2,470	1,492	1,526	(34)	1,412	3,883	2,103
Income and social contribution taxes
Current	(478)	(304)	(307)	3	(492)	(970)	(469)
Deferred	(315)	(37)	(47)	10	(6)	(321)	(121)
Net income	1,677	1,151	1,172	(21)	914	2,591	1,514
Net income attributable to:
Shareholders of Ultrapar	1,549	1,088	1,088	-	876	2,424	1,421
Non-controlling interests in subsidiaries	128	62	62	-	39	167	93

Adjusted EBITDA	3,524	2,070	2,097	(27)	2,324	5,848	3,258
Non-recurring¹	133	(601)	(645)	44	(4)	129	(607)
Recurring Adjusted EBITDA	3,657	1,468	1,452	17	2,320	5,977	2,651
Depreciation and amortization²	578	501	493	8	582	1,160	907
Total invesments³	517	544	535	8	558	1,075	960
MTM of energy futures contracts	(45)	42	42	-	(69)	(114)	33
Cash flow hedge	-	4	4	-	-	-	4

Ratios
Earnings per share (R$)	1.45	1.00			0.82	2.27	1.30
Net debt / Adjusted LTM EBITDA[4]	0.9x	1.9x			1.5x	0.9x	1.9x
Gross margin (%)	11.1%	6.3%			8.6%	10.0%	6.4%
Operating margin (%)	7.3%	4.1%			5.0%	6.2%	3.5%
Adjusted EBITDA margin (%)	8.5%	6.1%			6.3%	7.5%	4.8%
Recurring Adjusted EBITDA margin (%)	8.8%	4.3%			6.3%	7.6%	3.9%
Number of employees	11,557	10,957			11,481	11,557	10,957

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

³ Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases

4 Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

80

2Q26

R$ million

ULTRAPAR – Cash flows	Year
	Jan-Jun 2026	Jan-Jun 2025
Cash flows from operating activities
Net income	2,591	1,535
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	40	108
Amortization of contractual assets with customers - exclusive rights	295	219
Amortization of right-of-use assets	176	172
Depreciation and amortization	694	526
Interest and foreign exchange rate variations	987	224
Current and deferred income and social contribution taxes	1,291	602
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	134	(31)
Equity instrument granted	43	7
Fair value result of energy contracts	(114)	34
Provision for decarbonization - CBios	111	220
Revaluation of investment in associates	-	(91)
Provisions (reversal) for tax, civil and labor risks	16	(17)
Other provisions and adjustments	59	8
Cash flow from operating activities before changes in working capital	6,324	3,514
(Increase) decrease in assets
Trade receivables and reseller financing	(446)	(61)
Inventories	(1,220)	43
Recoverable taxes	334	(187)
Dividends received from subsidiaries, associates and joint ventures	2	2
Other assets	(84)	(43)
Increase (decrease) in liabilities
Trade payables and trade payables - draft discount for suppliers	2,319	(1,518)
Salaries and related charges	(75)	(89)
Taxes payable	(25)	(2)
Income and social contribution taxes payable	(666)	(460)
Other liabilities	30	168
Acquisition of CBios and carbon credits	(136)	(245)
Payments of contractual assets with customers - exclusive rights	(211)	(151)
Payment of contingencies	(30)	(10)
Income and social contribution taxes paid	(225)	(41)
Net cash generated (consumed) by continued operating activities	5,891	921
Net cash generated (consumed) by discontinued operating activities	-	21
Net cash generated (consumed) by operating activities	5,891	942
Cash flows from investing activities
Financial investments, net of redemptions	159	1,298
Acquisition of fixed assets and intangible assets	(780)	(861)
Capital increase and decrease in subsidiaries, associates and joint ventures	(155)	-
Cash provided by sale of investments and other assets	30	74
Acquisition of investments and other assets	(330)	(448)
Divestments	(36)	-
Related parties	31	-
Cash acquired in business combination	-	1,156
Net cash provided (consumed) by continued investing activities	(1,080)	1,218
Net cash provided (consumed) by discontinued investing activities	-	(8)
Net cash provided (consumed) by investing activities	(1,080)	1,211
Cash flows from financing activities
Loans, financing and debentures
Proceeds	1,308	4,686
Repayments	(2,639)	(3,981)
Interest and derivatives (paid) or received	(1,623)	(977)
Payments of leases	(266)	(203)
Dividends paid	(10)	(498)
Payments of financial liabilities of customers	(39)	(69)
Capital increase made by non-controlling shareholders and redemption of shares	13	19
Related parties	-	(5)
Share buyback for treasury	(15)	(244)
Net cash provided (consumed) by financing continued activities	(3,271)	(1,272)
Net cash provided (consumed) by financing discontinued activities	-	(13)
Net cash provided (consumed) by financing activities	(3,271)	(1,285)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(71)	(41)
Increase (decrease) in cash and cash equivalents continued activities	1,470	826
Increase (decrease) in cash and cash equivalents discontinued activities	-	0
Cash and cash equivalents continued activities at the beginning of the period	3,175	2,072
Cash and cash equivalents discontinued activities at the beginning of the period	-	11
Cash and cash equivalents continued activities at the end of the period	4,645	2,897
Cash and cash equivalents discontinued activities at the end of the period	-	12

Non-cash transactions
Addition on right-of-use assets and leases payable	165	156
Addition on contractual assets with customers - exclusivity rights	14	24
Reclassification between financial assets and investment in associates	-	7
Capital increase in associates with loan	28	-
Acquisition of fixed assets and intangible assets without cash effect	3	-

81

2Q26

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax.

R$ million

IPIRANGA – Employed capital	Jun 26	Jun 25	Mar 26
Operating assets
Trade receivables and reseller financing	4,490	4,041	4,603
Inventories	5,057	3,635	4,188
Taxes	4,924	5,080	5,195
Recoverable income and social contribution taxes	390	349	379
Judicial deposits	359	331	343
Deferred income and social contribution taxes	350	566	688
Others	497	554	610
Contractual assets with customers - exclusive rights	2,114	2,088	2,160
Right-of-use assets (leases)	802	835	807
Investments	104	133	115
Property, plant and equipment	3,403	3,298	3,427
Intangible	1,402	1,153	1,409
Total operating assets	23,893	22,063	23,924
Operating liabilities
Trade payables and draft discount for suppliers	6,378	2,628	3,916
Salaries and related charges	230	192	223
Post-employment benefits	219	226	215
Taxes	134	122	147
Income and social contribution taxes payable	312	178	431
Deferred income and social contribution taxes	6	4	5
Provisions for tax, civil, and labor risks	372	469	350
Leases payable	691	698	682
Financial liabilities of customers (vendor)	39	122	55
Provision for decarbonization credit	(0)	56	56
Others	743	699	841
Total operating liabilities	9,124	5,395	6,922

Number of service stations	5,855	5,826	5,826
Number of employees	4,815	4,072	4,653

82

2Q26

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax.

R$ million

ULTRAGAZ - Employed capital	Jun 26	Jun 25	Mar 26
Operating Assets
Trade receivables	766	716	723
Inventories	256	234	207
Taxes	136	224	131
Recoverable income and social contribution taxes	27	26	26
Judicial deposits	44	47	47
Deferred income and social contribution taxes	112	89	100
Others	125	154	121
Right-of-use assets (leases)	198	184	179
Investments	4	6	4
Property, plant and equipment, net	1,751	1,572	1,713
Intangible assets, net	241	325	292
Total Operating Assets	3,659	3,576	3,543
Operating Liabilities
Trade payables	302	250	306
Salaries and related charges	138	124	118
Taxes	30	24	31
Income and social contribution taxes payable	69	97	35
Deferred income and social contribution taxes	157	100	143
Provisions for tax, civil, and labor risks	19	16	16
Leases payable	235	221	216
Others	130	144	125
Total Operating Liabilities	1,080	976	990

Number of employees	3,601	3,690	3,692

83

2Q26

R$ million

ULTRACARGO - Employed capital	Jun 26	Jun 25	Mar 26
Operating Assets
Trade receivables	73	59	62
Inventories	14	13	14
Taxes	0	2	0
Recoverable income and social contribution taxes	35	29	35
Judicial deposits	10	9	10
Deferred income and social contribution taxes	25	37	25
Others	25	33	26
Right-of-use assets (leases)	612	598	621
Investments	238	239	239
Property, plant and equipment, net	2,635	2,375	2,606
Intangible assets, net	287	287	286
Total Operating Assets	3,955	3,680	3,924
Operating Liabilities
Trade payables	65	69	59
Salaries and related charges	34	36	32
Taxes	15	14	16
Income and social contribution taxes payable	11	18	10
Deferred income and social contribution taxes	6	(0)	2
Provisions for tax, civil, and labor risks	4	28	11
Leases payable	526	548	540
Others	22	23	93
Total Operating Liabilities	683	736	763

Number of employees	898	849	874

84

2Q26

The balances of Hidrovias consider the effects of the business combination, including the fair value adjustments and capital loss of assets and liabilities, and thus differ from the information disclosed by Hidroviasto the market.

R$ million

HIDROVIAS – Employed capital	Jun 26	Jun 25	Mar 26
Operating Assets
Trade receivables	154	228	149
Inventories	136	173	137
Taxes	14	17	10
Recoverable income and social contribution taxes	205	206	212
Judicial deposits	76	91	76
Deferred income and social contribution taxes	112	132	77
Others	179	250	224
Right-of-use assets (leases)	281	317	290
Investments	138	50	132
Property, plant and equipment, net	4,128	4,571	4,203
Intangible assets, net	1,140	1,786	1,159
Total Operating Assets	6,563	7,822	6,667
Operating Liabilities
Trade payables	174	135	140
Salaries and related charges	62	58	51
Taxes	31	78	50
Income and social contribution taxes payable	46	59	23
Deferred income and social contribution taxes	519	620	515
Provisions for tax, civil, and labor risks	9	35	9
Leases payable	244	275	250
Others	156	132	146
Total Operating Liabilities	1,242	1,393	1,185

Number of employees	1,684	1,839	1,711

85

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 12th, 2026)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

August 12th, 2026, at 10:00 a.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; (iv) Chief Financial and Investor Relations Officer, Mr. Alexandre Mendes Palhares; and (v) the Executive Officers of the Company Businesses, Mr. Décio de Sampaio Amaral, Fulvius Tomelin, Leonardo Remião Linden and Tabajara Bertelli Costa.

Matter discussed and resolution:

1. After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.

2. “Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the fiscal year of 2026, the Board of Directors approved the distribution of interim dividends in the total amount of R$ 1,085,944,529.00 (one billion, eighty-five million, nine hundred and forty-four thousand, five hundred and twenty-nine Brazilian Reais). The holders of common shares of the Company are entitled to receive R$ 1.00 (one Brazilian Real) per share, excluding the shares held in the treasury account at this date. Such amount per share may be subject to taxation, in accordance with the applicable legislation.

3. It has also been determined that dividends declared herein will be paid as of September 3rd, 2026 onwards, with no remuneration or monetary adjustment. The record date to establish the right to receive the approved dividends (“record date”) will be August 24, 2026 in Brazil and August 26, 2026 in the United States of America. The shares of the Company will be traded “ex-dividend” on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) from August 25, 2026 and on the New York Stock Exchange (NYSE) from August 26, 2026 onwards.

4. The Board members approved the changes to the Material Notice Disclosure and Securities Trading Corporate Policies, as proposed by the Executive Board.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

MARCOS MARINHO LUTZ – Chairman

JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chairman

FABIO VENTURELLI

FLÁVIA BUARQUE DE ALMEIDA

FRANCISCO DE SÁ NETO

JOSÉ MAURICIO PEREIRA COELHO

MARCELO FARIA DE LIMA

PETER PAUL LORENÇO ESTERMANN

VÂNIA MARIA LIMA NEVES

DENIZE SAMPAIO BICUDO – Secretary

86

ULTRAPAR PARTICIPAÇÕES S.A.
NOTICE TO SHAREHOLDERS

Distribution of dividends

São Paulo, August 12, 2026 – Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends in the amount of R$ 1,085,944,529.00, equivalent to R$ 1.00 per common share, to be paid from September 03, 2026, onwards, without remuneration or monetary adjustment. The Company notes that, pursuant to the provisions of Law No. 15,270/25, the amounts payable to shareholders may be subject to taxation, including withholding income tax, as applicable.

The record date that establishes the right to receive the dividend will be August 24, 2026, in Brazil, and August 26, 2026, in the United States. Therefore, the shares will be traded "ex-dividend" from August 25, 2026, onwards on the São Paulo Stock Exchange (B3), and from August 26, 2026, onwards on the New York Stock Exchange (NYSE).

The amount of dividends per share and per ADS may change until the record dates mentioned above, as a result of any repurchases under the Company’s ongoing share buyback program, which may impact the number of treasury shares held by the Company.  In such event, the Company will disclose a new Notice to Shareholders with the final amounts per share and per ADS.

Alexandre Mendes Palhares

Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

87

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer